Exhibit 99.1

ANNUAL INFORMATION FORM

March 28, 2008

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, CO  80112

An additional copy of this Annual Information Form

may be obtained upon request from the Corporate Secretary,

International Royalty Corporation at the above address.

- i -

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this document are forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”and other similar words or statements that certain events “may” or “will” occur.  Forward-looking statements include but are not limited to IRC’s future plans, intentions, objectives or goals and expectations as to the production start dates for the Pascua Lama, Gwalia Deeps, Meekathara, Belahouro, Legacy Sands, Las Cruces and Avebury projects on which IRC has royalties.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.  Some of these risks, uncertainties and other factors are described herein under the heading “Risk Factors”.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent the Company’s views as of the date of this document. While the Company anticipates that subsequent events and developments may cause its views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

CURRENCY AND EXCHANGE RATES

All references to “dollars” and “$” herein are expressed in United States currency unless specifically stated otherwise.  As at March 27, 2008, the Bank of Canada noon rate of exchange per US$1.00 was CA$1.0172.

METRIC CONVERSION TABLE

The following table sets forth certain factors for converting metric measurements into imperial equivalents.

METRIC			IMPERIAL UNITS
Description and Abbreviation	Multiply by	Unit	Divide by	Description and Abbreviation
Length
Millimetres - mm	25.400	1	0.30937	Inches – in
Metres – m	0.3048	1	3.2808	Feet – ft
Metres – m	0.9144	1	1.0936	Yards – yd
Kilometres - km	1.609	1	0.6215	Miles – mile
Area
Square centimetres - cm2	6.4516	1	0.1550	Square inches - in2
Square metres - m2	0.0929	1	10.76	Square feet - ft2
Hectares – ha	0.40469	1	2.471	Acres – acre
Square kilometres - km2	2.5900	1	0.3861	Square miles - sq miles
Weight
Grams - g	31.1035	1	0.032151	Troy ounces – oz
Tonne (1,000 kg) - t	0.907185	1	1.102311	Short ton (2,000 lbs) - st

ACCESS TO PROPERTY INFORMATION

As a royalty holder, the Company has limited, if any, access to properties on which the Company holds royalty interests.  The Company must usually rely principally on publicly available information regarding properties and mining operations and may not have legal rights to access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. In the future, the Company generally is dependent on publicly available information to prepare required disclosures pertaining to properties and mining operations on the properties on which the Company holds royalty interests. This annual information form includes information regarding properties and mining operations which is based on information publicly disclosed by the owners or operators of the properties on which the Company holds royalty interests.

TECHNICAL INFORMATION

This annual information form includes technical information which requires subsequent calculations to derive subtotals, totals, and weighted averages.  Such calculations inherently involve a degree of rounding and consequently introduce a margin of error.  Where these occur, the Company does not consider them to be material.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Yukon) on May 7, 2003 by registration of its articles of incorporation with the Yukon Department of Community Services Consumer and Safety Services, Corporate Affairs.  On November 12, 2004, the Company was continued under the Canada Business Corporations Act.

The Company’s head office is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112 and the registered office of the Company is located at 3400 First Canadian Centre, 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9.

Intercorporate Relationships

The Company owns 100% of the outstanding shares of IRC (U.S.) Management Inc., which was incorporated pursuant to the laws of Colorado, United States, and also owns 100% of the outstanding shares of IRC Nevada Inc., which was incorporated pursuant to the laws of Nevada, United States, for the purpose of the acquisition of royalty interests on properties in the United States.  On February 22, 2005, the Company completed the acquisition of 100% of the common shares of Archean Resources Ltd. (“Archean”), a Newfoundland and Labrador corporation.  Archean owns 100% of Voisey’s Bay Holding Corporation (“Holdco”), a Newfoundland and Labrador corporation, which is the general partner and 90% owner of Labrador Nickel Royalty Limited Partnership (“LNRLP”), an Ontario limited partnership.  The head office of each of these subsidiaries of the Company is located at 10 Inverness Drive East, Suite 104, Denver, Colorado 80112.

International Royalty Corporation
(Canada)
IRC (U.S.) Management Inc.
(Colorado)
Archean Resources Ltd.
(Newfoundland)
IRC Nevada Inc.
(Nevada)
Voisey's Bay Holding Corporation
(Newfoundland)
Holdco
General Partner of LNRLP
90%
Labrador Nickel Royalty Limited Partnership
(Ontario)
LNRLP
100%
Voisey's Bay Royalty
3.0%NSR

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company was incorporated for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  The Company has acquired a royalty portfolio diversified over five continents and 13 countries, and including over 18 commodities.  The portfolio includes royalties on 50 exploration stage properties, 19 in the feasibility stage, seven in the development stage, and seven currently in production.  Economically, the primary minerals in the portfolio are nickel, copper, gold and cobalt.   The Company intends to continue to acquire royalties in a wide variety of locations and commodities in order to maintain a diversified portfolio.  Management of the Company has identified approximately 3,700 existing mineral royalties.  These royalties will be investigated and pursued, if appropriate, time and funds allowing.  Based on the current target list the Company intends to pursue a royalty acquisition program with the objective of expanding its royalty ownership portfolio and generating additional revenue.

Because royalty companies do not incur mine site operating costs or any ongoing capital commitments in respect of properties, the Company expects to have a high operating cash flow to revenue ratio.  With exposure to multiple commodities, the Company’s portfolio should have sufficient diversity to provide a more stable cash flow base than would otherwise be the case with a single commodity portfolio.  In management’s view, there is an opportunity to provide royalty holders with a means to monetize the future value of their royalties through a sale to the Company.

Overview of Royalties

A royalty is a payment to a royalty holder by a property owner or an operator of a property of a percentage of the minerals or other products produced or the profits generated from the property.  The granting of a royalty to a person other than the property owner or the operator of the property typically arises as a result of: (i) raising funds by granting the royalty; (ii) paying part of the consideration payable to prospectors or junior mining companies for the purchase of their property interests; or (iii) a conversion to a royalty of a participating interest in a joint venture relationship.  Royalties are not working interests in the property.  Therefore, the royalty holder is neither responsible for, nor has an obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities.  Furthermore, because many royalties are constructed as legal contracts rather than property interests, the royalty holder’s risk exposure is usually limited to metal prices and operational performance.  These unique characteristics provide royalty holders with special commercial benefits not available to the property owner because the royalty holder enjoys the upside potential of the property with reduced risk.  In some cases, royalties are considered an interest in the land, thereby adding protection to the royalty holder in the event the royalty payor enters into receivership.

Royalties have been imposed since at least Roman times (400 A.D.) when a 10% “tax” was imposed on privately owned mines.  The English and French were the first European states to codify the practice around 1300 A.D.  Today, the creation of royalties is most prevalent in the British Commonwealth or former colonial entities although the governments of a number of countries around the world have adopted royalties as part of the payments owed to them by mine owners when the projects go into production.  Private royalties have been created by contracts in many jurisdictions and often have the same characteristics as government royalties.

The Company has identified approximately 3,700 existing mineral royalties worldwide.  Most of such royalties are related to gold projects located in North America.  The growth of royalties elsewhere in the world is a direct reflection of North American companies investing in these regions with arrangements that have now become standard industry practice.  The following charts, created from the Company’s database, depict the geographic distribution of global royalties and the distribution of global royalties by commodity type.

The Company has identified more than 40 different types of royalty forms.  The principal types include:

•

Gross Sales Royalties (“GSR”) are based on total revenues in cash or in-kind products and calculated in respect of sales agreements by multiplying the metal content by a reference price from the sale of ore, minerals or other products extracted from the area covered by a project.  These are also known as gross overriding royalties (“GOR”) or Gross Royalties (“GR”).

•

Net Smelter Return Royalties (“NSR”) are based on a percentage of proceeds received for refined minerals from the smelter or refinery less specified transport, insurance and other expenses.

•

Net Profit Royalty or Net Profits Interest Royalties (“NPR” or “NPI”) are based on the total revenues less specified accounting expenses, possible recovery of capital and interest on expenditures incurred.

Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs or NPRs.  NSRs are by far the most common royalty form for mineral projects with variations being based on a dollar per tonne processed or changing (“sliding”) rate tied to either metal prices, grade and/or capital repayment schedules.

Share Offerings

Initial Public Offering and Unit Offering

On February 22, 2005, the Company completed an initial public offering (“IPO”) of 37,790,698 common shares of the Company (“Common Shares”) at CA$4.30 per Common Share (the “IPO Price”) for gross proceeds of CA$162,500,000.  Concurrent with the IPO, the Company also completed a private placement unit offering (the “Unit Offering”) for gross proceeds of CA$30,000,000.  The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.

The Debentures mature on February 22, 2011 and bear interest at the rate of 5.5% per annum, payable semi-annually, on February 28 and August 31.  The holders of the Debentures have the benefit of certain covenants of the Company and of Archean which, among other things and subject to certain exceptions, restrict the ability of the Company and Archean to incur and to permit or authorize Holdco or LNRLP to incur certain additional indebtedness, create liens on certain assets and dispose of certain assets.  Archean has guaranteed the payment of principal and interest on the Debentures and the performance by the Company of its other payment obligations under the Debenture Indenture.  The obligations of the Company under the Debenture Indenture are secured by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty (defined herein) and the obligations of Archean under the guarantee are secured by a general security agreement over all of the assets of Archean.

2007 Unit Offering

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company, after agents’ commission and estimated expenses of the offering was CA$42,118,000, or $35,659,000.

2007 Share Offering

On November 5, 2007, the Company completed an offering of 10,400,000 common shares of the Company (including an underwriter over-allotment of 400,000 Common Shares) at a price of CA$6.30 per share.  Net proceeds to the Company, after agent’s commissions and estimated expenses of the offering were CA$61,664,000, or $66,017,000.

Acquisition of Royalty Interests - 2007

Rio Tinto Royalties

On December 21, 2007, the Company entered into a definitive purchase and sale agreement to acquire 16 mineral royalties from Rio Tinto PLC (“Rio Tinto”) for US$61.5 million in cash, plus a potential contingency payment.  The acquisition includes two development-stage, three feasibility-stage and 11 exploration-stage royalties.  Four of these projects have disclosed production plans with mine lives of ten years or more. The royalty interests include four gold, four diamond, two uranium, three copper and three nickel royalties.  The interests also provide the Company with additional exposure to zinc, lead, silver, cobalt, diamonds, and molybdenum.  Eight of the royalties are located on properties in Canada, five are in Australia, two are in the United States, and one is in Spain.

This transaction is expected to close in two parts.  The acquisition of the eleven non-Australian royalties portion of the agreement closed on December 21, 2007.  The acquisition of the five Australian royalties (Avebury, Bell Creek, Melba Flats, Merlin Orbit and Westmoreland) will close upon receiving approval from the Australian Foreign Investment Review Board (“FIRB”) and upon resolution of certain outstanding rights of first refusal.  On February 26, 2008, the Company received approval from the FIRB and closing is expected to occur after resolution of the rights of first refusal, which is expected in April 2008.

Goldcorp Royalties

On December 13, 2007, the Company purchased four royalties from Goldcorp Inc. (“Goldcorp”) for US$4.0 million in cash. These four royalties include:

•

An effective 0.28% to 2.79% NSR royalty on the Pinson gold project (“Pinson”) located in Nevada.  Barrick Gold Corporation is currently completing feasibility studies on the Pinson project at a cost of US$30 million and is expected to be completed by April, 2009.

•

A 0.63% NSR royalty that covers approximately 10% of the Gold Hill Deposit located in Nevada. This Barrick Gold / Kinross Gold project is in the feasibility stage with mine and construction planning estimated to attain production in 2009 or 2010.

•

A 0.526% working interest in one well and a 2.612% working interest in two oil wells, located in Sheridan County, Montana.

•

A 4.00% NSR royalty on Radius Gold’s Tambor gold property in Guatemala.

The Pinson royalty further increases IRC’s holdings in the Pinson district of Nevada.  Over the past three years, IRC has made three purchases on the Pinson trend and established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold Resources (Measured and Indicated Resources of 2.23 million tonnes grading 14.4 g/t gold for 1,060,000 ounces plus Inferred Resources of 3.1 million tonnes grading 11.7 g/t gold) located on fee lands not subject to the proposed changes in the Federal Mining Law.  With the addition of the Goldcorp Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate (4.23%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

The newly acquired royalty on the Gold Hill project expands the Company’s position to a 0.90% NSR.  This project is at the feasibility-stage and represents an extension of the large Round Mountain gold mine in Nevada.

Pascua Royalty Interest

Over a series of acquisitions during 2007, IRC acquired a 32.1% interest in the Pascua Royalty from a Chilean family.  The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation.  The total cost of the acquisitions was $56.5 million in cash and transaction costs.  In addition, IRC will make a one time payment of $4.0 million if gold prices exceed $550 per ounce for any six-month period within the first 36 months after commercial production and additional payments totalling $6.4 million if gold prices exceed $600 per ounce for any six-month period within the first 36 months after commercial production.  The royalties are limited to the first 14 million ounces of gold produced from the Pascua after which the royalties will revert to the sellers (except with respect to the royalty interest obtained in the first closing (a 7.65% interest, or 23.8% of the total royalty acquired) IRC will retain 50% of the royalty after the first 14 million ounces of gold are produced).  IRC has an option, within 36 months of the commencement of commercial production, to acquire up to 50% of the interest obtained in the remaining closings that would otherwise revert to the original royalty sellers, for up to $6.4 million.  The Company also retains a right of first refusal to acquire additional royalty interests in the event the owners decide to further reduce their ownership.

The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. The combined gold royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce. The royalty remains at 3.15% at gold prices above $800 per ounce.

The copper royalty is a 0.63% NSR royalty beginning in 2017.  In addition IRC acquired rights to up to $1.0 million in fixed payments from the operator tied to production milestones.

See “Description of the Business – Pascua Gold Royalty”.

Acquisition of Horizon Royalty Interest

In April 2007, the Company agreed to acquire from private parties royalties on the Belcourt and Horizon metallurgical coal projects located in north eastern British Columbia. The Horizon interest was closed in April for $1.5 million and represents a 0.5% gross royalty on coal sales revenue from the future Horizon Mine.  The Belcourt piece of the acquisition closed in January 2008 for $500,000.  The Belcourt royalty is a 0.103% interest in the Belcourt property, which is a pre-feasibility stage metallurgical coal project.  In addition, the Company has agreed to make an additional $0.8 million payment within 10 days of the announcement of a construction decision on the Belcourt property.

Acquisition of Legacy Sand Royalty Interest

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy sand project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. The Legacy royalty was styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products.  The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or “frac” sands used for oil and natural gas well stimulation.

The project began production in the second quarter of 2007, but has experienced problems in reaching targeted output levels.  Reasons for the delay center on unforeseen technical issues related to the plant design and equipment.  Resolution of these technical issues was stalled by on-going disputes between the former owners of Legacy.  To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). Under the terms of the sale, the Buyer will become the manager of a new limited liability company, Preferred Rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project.  A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac and other sand products.

To facilitate the sale and new investment, the Company has restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 short tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease.  Accordingly, on December 24, 2007, the Company and the Buyer completed the following restructuring of its interest in Legacy:

•

IRC received the following:

o

$6.0 million in cash,

o

a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the Manager, and

o

a residual net profits interest of 5.25% in the restructured Legacy project.

•

Any cash received on the deemed investment will be paid only to the extent of excess available funds.

•

The Company will not be required to contribute any additional capital to Genoa, such as for construction cost overruns, and will experience no dilution of its net profits interest.

Acquisition of Royalty Interests - 2006

Acquisition of Western Australian Royalty Interest

On June 12, 2006 the Company acquired the Western Australian gold (“WAu”) royalty for $10.0 million in cash from a mining focused private equity fund.  The WAu royalty is a 1.5% NSR and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by five operators; Mercator Gold PLC (“Mercator”), Saracen Mineral Holdings Limited (“Saracen”), St Barbara Limited (“St Barbara”), Terrain Minerals Ltd (“Terrain”) and Geological Industrial Consultants Pty Ltd. (“GICPL”).  The acquisition was effective as of January 1, 2006.  Royalties earned to June 12, 2006 of $622,000, were credited against the cost of the royalty. See “Other Royalty Interest – Western Australia Royalty”.

Acquisition of Royalty Interests - 2005 and Prior

Acquisition of Archean and the Voisey’s Bay Royalty Interest

On February 22, 2005, the Company completed the acquisition of all of the outstanding shares of Archean pursuant to separate share purchase agreements (collectively the “SPAs”) with two individuals for total consideration of CA$184.3 million ($149.4 million), consisting of CA$152.5 million in cash and 7,395,349 Common Shares valued at the IPO Price.  The principal asset of Archean is a 90% indirect ownership interest in the Voisey’s Bay Royalty (effectively a 2.7% NSR royalty) on the Voisey’s Bay nickel-copper-cobalt property.  One of the SPAs also provides one former shareholder of Archean, Christopher Verbiski, with the right to nominate two directors of the Company for election by the shareholders of the Company for a period of six years after the IPO Date.  See “Archean and the Voisey’s Bay Royalty Interest”.

Other Royalty Interests acquired

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States from John S. Livermore for cash consideration of $520,000.  See “Other Royalty Interests - Pinson Royalty”.

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests.  Total consideration paid was $553,000, paid by the issue of 158,566 Common Shares valued at the IPO Price.

On February 22, 2005, the Company acquired from parties represented by the Hunter Exploration Group a portfolio of 17 gross overriding royalty interests in respect of diamonds on approximately 20 million acres of land located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities.  Total consideration paid was CA$5 million payable by the issue of 1,162,791 Common Shares valued at the IPO Price.  See “Other Royalty Interests - Diamond Royalties”.

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the IPO Price of CA$4.30, equal to 180,189 Common Shares.  On April 19, 2005, the Company completed the purchase of 14 of these royalties from BHPB for all of the Common Shares and $65,000.  The purchase of a further five royalty interests was completed on May 2, 2005 for consideration of $510,000 and the three remaining royalty interests were acquired during 2006 for $30,000.

Pending Royalty Acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other long-term assets as  of December 31, 2007 and 2006 and will be transferred to royalty interests in mineral properties upon closing of the transaction.  Should the transaction not close, the cash will revert back to the Company and the shares will be retired.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western.  On March 24, 2006, Western filed a notice to appeal the decision.  On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position, in the circumstances in which the 1% royalty was entered into that any payment on the 1% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada.  Accordingly Western indicated that it would make no payments on the 1% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and seeking a declaration that the 1% royalty is not subject to Section 347 of the Criminal Code.

Revolving Credit Facility

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million. This amount was increased to $40 million on May 17, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptance, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The Company will pay a standby fee on the undrawn amount of the Revolving Facility. The Revolving Facility is repayable in full on January 8, 2009.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

DESCRIPTION OF THE BUSINESS

Mineral Reserves and Resources

Mineral Reserves on Royalty Properties (1)
		Proven			Probable			Total
Property	Royalty	Tonnes (000’s)	Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Grade (g/t)	Ounces (000’s)
Gold
Pascua Lama (2) (4)	Varies	38,960	1.68	2,110	364,390	1.34	15,870	403,350	1.39	17,980
Williams (2) (5)	0.25% NSR	9,970	2.29	734	2,990	3.68	353	12,960	2.61	1,087
Belahouro (2) (6)	2.5% NSR	4,173	2.40	323	10,170	1.80	598	14,343	2.00	921
Southern Cross (3) (7)	1.5% NSR	1,100	3.70	130	5,100	2.90	480	6,200	3.00	600
Gwalia Deeps (3) (7)	1.5% NSR	-	-	-	5,600	9.40	1,700	5,600	9.40	1,700
Meekatharra – Yaloginda (3) (8)	0.45% NSR	-	-	-	2,527	2.41	196	2,527	2.41	196
Meekatharra (3) (8)	1.5% NSR	-	-	-	1,990	4.83	309	1,990	4.83	309
Soledad Mountain (2) (9)	3.0% NSR	27,706	0.82	730	18,861	0.54	330	46,567	0.71	1,060

Silver
Soledad Mountain (2) (9)	3.0% NSR	27,706	13.82	12,320	18,861	11.69	7,110	46,567	12.97	19,430

		Tonnes (000’s)	Grade (%)	Pounds (millions)	Tonnes (000’s)	Grade (%)	Pounds (millions)	Tonnes (000’s)	Grade (%)	Pounds (millions)
Nickel
Voisey’s Bay (2) (10)	2.7% NSR	31,000	2.67	1,825	-	-	-	31,000	2.67	1,825
Avebury (3) (11)	2.0% NSR	1,800	0.92	37	4,000	0.98	86	5,800	0.96	123

Copper
Voisey’s Bay (2) (10)	2.7% NSR	31,000	1.53	1,046	-	-	-	31,000	1.53	1,046
Las Cruces (2) (12)	1.5% NSR	9,800	6.40	1,387	7,800	6.00	1,034	17,600	6.24	2,421
Pascua Lama (2) (4)	0.63% NSR	39,000	0.09	81	364,400.07		582	403,400	0.07	663
Caber (2) (13)	1.0% NSR	-	-	-	600	0.84	11	600	0.84	11

Cobalt
Voisey’s Bay (2) (10)	2.7% NSR	31,000	0.13	89	-	-	-	31,000	0.13	89

Zinc
Caber (2) (13)	1.0% NSR	-	-	-	600	8.58	111	600	8.58	111

Mineral Reserve References

(1)

As noted below, amounts in this table are reported using differing standards for mineral reserves and resources.  Amounts in the table should not be added together.

(2)

Reserves reported in compliance with standards set by the Canadian Institute of Mining (“CIM”).

(3)

Reserves reported in compliance with standards set by the Australasian Joint Ore Reserves Committee (“JORC”).

(4)

Barrick Gold Corporation 2007 annual report.

(5)

Teck Cominco Limited 2007 annual report.

(6)

Goldbelt Resources Ltd. press release dated October 4, 2007.

(7)

St. Barbara Ltd. quarterly activities report dated June 30, 2007.

(8)

Mercator Gold PLC press release dated September 19, 2007.

(9)

www.goldenqueen.com

(10)

Companhia Vale do Rio Doce 2006 annual report on Form 20F.

(11)

Allegiance Mining NL press release dated February 6, 2008.

(12)

Inmet Mining Corporation Annual Information Form dated March 21, 2007.

(13)

Metco Resources Inc. press release dated July 18, 2007.

Mineral Resources on Royalty Properties (1)
		Measured			Indicated			Inferred
Property	Royalty	Tonnes (000’s)	Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Grade (g/t)	Ounces (000’s)
Gold
Pascua Lama (2) (4)	Varies	9,040	1.51	440	80,920	1.27	3,320	13,810	1.27	-
Williams (2) (5)	0.25% NSR	2,192	2.40	169	2,248	5.07	367	5,984	4.18	-
Belahouro (2) (6)	2.5% NSR	5,200	2.30	380	19,800	1.60	1,020	7,100	1.30	-
Pinson (2) (7)	Varies	1,050	15.57	526	1,228	13.68	-	3,100	11.66	-
Shaft Creek (2) (8)	3.5% NPI	463,500	0.23	3,430	929,800	0.15	4,490	186,800	0.09	-
Hushamu (2) (9)	10.0% NPI	39,200	0.31	390	191,700	0.31	1,910	52,800	0.38	-
Southern Cross (3) (10)	1.5% NSR	3,000	3.60	350	12,700	2.70	1,100	6,100	3.00	-
Gwalia Deeps (3) (10)	1.5% NSR	-	-	-	10,400	8.40	2,840	1,900	11.60	-
South Laverton (3) (11)	1.5% NSR	-	-	-	5,800	1.80	340	7,800	1.60	-
Meekatharra – Yaloginda (3) (12)	0.45% NSR	-	-	-	10,500	1.50	510	4,300	1.70	-
Meekathara (3) (12)	1.5% NSR	-	-	-	17,700	1.60	1,600	7,900	1.20	-
Tarmoola (3) (10)	1.5% NSR	12,000	0.90	350	46,000	1.20	1,780	-	-	-
Celtic/Wonder (3) (13)	1.5% NSR	-	-	-	-	-	-	3,100	1.96	-
High Lake (2) (14)	1.5% NSR	-	-	-	17,300	1.00	550	40	0.20	-
Kubi Village (2) (15)	3.0% NPI	-	-	-	5,100	3.66	600	5,400	1.88	-
Ulu (2) (14)	5.0% NSR	-	-	-	700	11.70	260	400	10.70	-

Silver
Shaft Creek (2) (8)	3.5% NPI	463,500	1.55	23,130	929,800	1.56	46,680	186,800	1.61	-
High Lake (2) (15)	1.5% NSR	-	-	-	17,300	70.00	39,000	40	122.00	-

Platinum
Fedorova(2) (4)	0.50% FOB	-	-	-	31,231	0.01	262	51,873	0.01	312

Platinum
Fedorova(2) (4)	0.50% FOB	-	-	-	31,231	0.03	1,073	51,873	0.03	1,308

		Tonnes (000’s)	Grade (%)	Pounds (millions)	Tonnes (000’s)	Grade (%)	Pounds (millions)	Tonnes (000’s)	Grade (%)	Pounds (millions)
Nickel
Bell Creek (3) (16)	Varies	8,300	0.85	156	11,300	0.66	164	15,300	0.67	-

Copper
Pascua Lama (2) (4)	0.63% NSR	9,000	0.064	13	80,900	0.063	113	2,600	1.59	-
Caber (2) (17)	1.0% NSR	-	-	-	-	-	-	2,800	1.58	-
Shaft Creek (2) (8)	3.5% NPI	463,500	0.30	3,066	929,800	0.23	4,714	186,800	0.14	-
High Lake (2) (14)	1.5% NSR	-	-	-	17,300	2.30	875	40	0.50	-
Hushamu (2) (9)	10.0% NPI	39,200	0.29	248	191,700	0.27	1,154	52,800	0.28	-

Zinc
Caber (2) (17)	1.0% NSR	-	-	-	-	-	-	2,800	4.58	-
High Lake (2) (14)	1.5% NSR	-	-	-	17,300	3.40	1,293	40	2.40	-

Uranium
Westmoreland (3) (18)	1.0% NSR	-	-	-	8,000	0.08	16	16,000.09		-

Coal
Horizon Coal (2) (19)	0.50% FOB	143,100	-	-	-	-	-	49,900	-	-

Mineral Resource References

(1)

As noted below, amounts in this table are reported using differing standards for mineral reserves and resources.  Amounts in the table should not be added together.

(2)

Reserves reported in accordance with CIM standards.

(3)

Reserves reported in accordance with JORC standards.  Mineral resources are inclusive of mineral reserves.

(4)

Barrick Gold Corporation 2007 annual report.

(5)

Teck Cominco Limited 2007 annual report.

(6)

Goldbelt Resources Ltd. press release dated October 4, 2007.

(7)

Atna Resources press release dated July 11,2007.

(8)

Schaft Creek Project 43-101, June 22, 2007.

(9)

www.westerncoppercorp.com.

(10)

St. Barbara Ltd. quarterly activities report dated December 31, 2007.

(11)

Saracen Mineral Holdings Ltd. Revised resource estimate, December 13, 2007.

(12)

Mercator Gold PLC press release dated September 19, 2007.

(13)

Terrain Minerals Ltd. press release dated December 10, 2007.

(14)

Zinifex Limited 2007 Annual Report.

(15)

Kubi Deposit, Ghana 43-101, August 2007.

(16)

Metallica Minerals Ltd. presentation dated October 31, 2007.

(17)

Metco Resources Inc. press release dated July 18, 2007.

(18)

Westmoreland Uranium Project 43-101, 2007.

(19)

Horizon Project 43-101 dated March, 2006.

Archean and the Voisey’s Bay Royalty Interest

Background

Archean, a private Newfoundland company, entered into an option agreement with Diamond Fields Resources Inc. (“DFR”) on May 18, 1993 to conduct a regional exploration program of geographic Labrador (the “Labrador Option Agreement”).  Archean retained a 3.0% GOR royalty on diamonds and a 3.0% NSR royalty on base metals, precious metals, rare earth metals, elements and other minerals normally subject to net smelter returns with respect to the properties which are subject to the Labrador Option Agreement (the “Voisey’s Bay Royalty”).  The Voisey’s Bay Ovoid and certain other nickel, copper and cobalt deposits were discovered during the course of this program.  The Voisey’s Bay Royalty applies to the properties now referred to and known as the Voisey’s Bay property.  On June 28, 1995, DFR assigned its interests in the Labrador Option Agreement and the Voisey’s Bay property to its then subsidiary, Voisey’s Bay Nickel Company Limited (“VBNC”).  Through various transactions, Inco Limited (subsequently acquired by Companhia Vale do Rio Doce and now VALE Inco), either directly or through a subsidiary, acquired all of the outstanding shares of VBNC through its acquisition in August 1995 of all of the outstanding shares of DFR it did not then own.  In July 2003, Archean formed a limited partnership called Labrador Nickel Royalty Limited Partnership (“LNRLP”) to hold the Voisey’s Bay Royalty.  On July 10, 2003, Archean transferred and assigned the Voisey’s Bay Royalty to LNRLP.  Altius Resources Inc. (“Altius”) acquired a 7.5% interest in LNRLP on August 29, 2003 together with an option to increase this interest to 10%.  On August 29, 2003, Voisey’s Bay Holding Corporation (“Holdco”), a wholly-owned subsidiary of Archean, acquired Archean’s interest in, and became the general partner of, LNRLP.  On December 8, 2004, Altius exercised its option and currently holds a 10% interest in LNRLP.

Pursuant to the terms of the Labrador Option Agreement, the Voisey’s Bay Royalty means 3.0% (of which Archean holds a 90% indirect ownership interest through LNRLP) of “the actual proceeds received from any mint, smelter, refinery or other purchaser for the sale of ores, base metals, precious metals, rare earth metals, elements and any other minerals normally subject to net smelter returns or concentrates produced from the properties and sold, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payment: smelting and refining charges; penalties; smelter assay costs and umpire assay costs; cost of freight and handling of ores, metals or concentrates from the properties to any mint, smelter, refinery, or other purchaser; marketing costs; insurance on all such ores, metals or concentrates; customs duties; or mineral taxes or the like and export and import taxes or tariffs payable in respect of said ores, metals or concentrates”.  In addition, any charges to be incurred which are made to a company associated with VBNC, as successor to DFR, must be on commercially reasonable terms or must be approved in writing by the owner of the Voisey’s Bay Royalty.

The owner of the Voisey’s Bay Royalty, LNRLP, is also entitled to audit, during normal business hours, such books and records as are necessary to determine the correctness of the payment of the royalty, provided, however that such audit may only be conducted on an annual basis and within 12 months after the end of the fiscal period in respect of which such audit is to be conducted.  The Labrador Option Agreement also contains arbitration provisions on selected matters in the event of a dispute.  The Labrador Option Agreement, as amended by a 1995 agreement between the parties thereto, provides that any mineral interest acquired at any time in Labrador by either of the parties thereto, or by companies controlled by them, shall be deemed to be included as properties for the purpose of the Labrador Option Agreement.  Holdco, as general partner of LNRLP, manages LNRLP and has broad powers and authority, subject to the advice of an executive committee comprised of three members, one of whom is a nominee of Altius and two of whom are nominees of Holdco.  Such powers include undertaking such actions as Holdco deems appropriate to verify the amount of the Voisey’s Bay Royalty payments, including the incurring of costs to investigate and verify the calculation of royalty payments under the Labrador Option Agreement and such dealings and negotiations with VBNC as may be advisable.

On February 22, 2005, the Company completed the acquisition of 100% of the shares of Archean from Christopher Verbiski and Albert Chislett, (the “Vendors”).  The purchase price was CA$184.3 million ($149.4 million), paid CA$152.5 million in cash and the balance by the issue of 7,395,349 Common Shares valued at the IPO price.  The Company’s economic assumptions in determining the consideration to be paid were based on a nickel price of $4.00/lb, a copper price of $1.00/lb, a cobalt price of $15.00/lb, a 6% discount rate and a US$/CA$ exchange rate of 0.75.

A further term of the SPAs requires that in the event that the tax payable in respect of the Voisey’s Bay Royalty under the Mining and Mineral Rights Tax Act (Newfoundland and Labrador) is abolished or reduced during the period of 25 years after the closing of the purchase of the shares of Archean (the “Tax Adjustment Period”), the Company will pay an additional amount to the Vendors representing the aggregate reduction in taxes payable to the end of the Tax Adjustment Period.

Independent Consultant’s Report

At the request of the Company, Gustavson Associates, LLC, (“Gustavson”) based in Boulder, Colorado, prepared a report dated October 29, 2004, revised on February 1, 2005, and entitled “Independent Technical Report, Voisey’s Bay Project Royalty, Labrador, Canada” (the “Qualifying Report”).  William J. Crowl, the author of the Qualifying Report, is a registered professional geologist in the state of Oregon and a member in good standing of the Australasian Institute of Mining and Metallurgy, is independent from the Company and is a “Qualified Person” for the purposes of NI 43-101.  Except where noted below, all of the technical information below is based upon the Qualifying Report and has been reviewed by the Qualified Person.  The Qualifying Report has been filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects.  Pursuant to an exemption order dated December 22, 2004 granted to the Company by the securities regulatory authorities in each of the provinces of Canada, the information contained in the Qualifying Report with respect to the Voisey’s Bay property is primarily extracted from the technical report effective as of August 31, 2003 (the “VALE Inco Report”) prepared and filed by VALE Inco in accordance with NI 43-101, as well as general information available in the public domain including the Company’s database of public domain data, VALE Inco annual reports, VALE Inco annual information forms, information available on the VALE Inco website and information available on other websites.  The Qualified Person did not conduct a site visit, did not independently sample and assay portions of the deposit and did not review the following items prescribed by NI 43-101:  (i) geological investigations, reconciliation studies, independent check assaying and independent audits; (ii) estimates and classification of mineral resources and mineral reserves, including the methodologies applied by VALE Inco in determining such estimates and classifications, such as check calculations; or (iii) life of mine plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

The VALE Inco Report includes freight costs incurred at the mine to transport the concentrates, an intermediate product, to the port, however such expenses are not segregated from the other costs.  With the exception of the freight costs, none of the mine-site costs set out in the VALE Inco Report impact the calculation of royalty amounts expected to be received by the Company.

The Qualifying Report presents gross revenues and the anticipated smelter, refining, transportation and marketing costs as reviewed by Gustavson and found to be reasonable.  The Qualifying Report does not include any of the mine site costs (with the exception of freight costs) because they are specifically excluded from the calculation of the Voisey’s Bay Royalty.

On May 15, 2006 the Company reported the receipt of the first royalty payment from the Voisey’s Bay royalty.  The Company’s analysis of the first royalty payment revealed three factors that caused the actual royalty calculation to differ from its initial projections.  These factors include; higher smelter and refining costs than originally anticipated, a difference in the interpretation of the royalty contract and calculation, and significantly higher commodity prices than those used in the original projections.  Depending on the commodity price assumptions used, the effect of the first two factors could result in a shortfall of 15% to 25% compared to initial projections.

Property Description and Location

The Voisey’s Bay property is located on the northeast coast of Labrador, on a peninsula bordered to the north by Anaktalak Bay and to the south by Voisey’s Bay.  The nearest communities are Nain, approximately 35 kilometers to the northeast, and Natuashish, approximately 80 kilometers to the southeast.  The site of the Voisey’s Bay property is centered approximately at latitude 56º10’, longitude 62º00’ and extends from 555150E to 556200E and from 6242550N to 6243450N (UTM NAD83 coordinates).  The Voisey’s Bay property is approximately 900 kilometers north-northwest of St. John’s, the capital of Newfoundland and Labrador (the “Province”).

The government of the Province (the “Provincial Government”) has issued nine mineral licenses consisting of a total of 1,978 claims (20,012 hectares) to VBNC, a wholly-owned subsidiary of VALE Inco, which cover the main claim block (the “Main Block”) of the Voisey’s Bay project.  Mineral licenses are issued for a period of five years and may be extended for three additional five-year renewal periods, for a total of 20 years.

A mineral license does not entitle its holder to extract any minerals from the Voisey’s Bay property covered by such license.  In order to extract minerals, a mining lease must be obtained from the Provincial Government.  The Provincial Government issued a mining lease to VBNC for a period of 25 years, effective 2002 and covering approximately 1,600 hectares.  The mining lease gives VBNC the exclusive right to extract minerals and carry out mineral exploration, mining operations or mining processing and develop in, on or under the lands, or part of the lands, covered by the mining lease, subject to VBNC and VALE Inco continuing to meet the terms of and conditions of a development agreement between VALE Inco, VBNC and the Provincial Government.

On June 11, 2002, VBNC, VALE Inco and the Provincial Government announced that they had reached a non-binding statement of principles (“Statement of Principles”) covering the commercial development of the Voisey’s Bay property.  The Statement of Principles was approved by the provincial legislature in late June 2002 and, on October 7, 2002, VALE Inco and VBNC signed definitive agreements with the Provincial Government to implement the terms of the Statement of Principles.  The definitive agreements provide for the development of a mine and concentrator processing plant, a research and development program focusing on hydromet processing technologies, an industrial and employment benefits program for the Voisey’s Bay property, a timetable for the start and completion of the principal stages of the Voisey’s Bay property and other key parts and requirements covering the overall development of the Voisey’s Bay property.  The definitive agreements set forth certain obligations of VBNC and VALE Inco to construct and operate (i) a demonstration plant in the Province as part of the overall research and development program to test hydromet processing technologies to treat nickel-containing ores or intermediate products from the Voisey’s Bay deposits and (ii) subject to technical and economic feasibility pursuant to the terms thereof, a commercial processing facility in the Province by the end of 2011 to treat all of the Voisey’s Bay ores or intermediate products to produce finished nickel and other products based upon hydromet processing technologies or, if such technologies do not meet certain technical and/or economic feasibility requirements, as may be determined by one or more agreed upon experts as provided for in such agreements, a conventional refinery for matte processing.  Once the demonstration plant is completed and has received intermediate concentrate product(s) produced by the Voisey’s Bay property for testing, VBNC and VALE Inco can ship quantities of intermediate product(s) produced by the Voisey’s Bay property containing nickel and/or cobalt to VALE Inco’s facilities in Ontario and Manitoba for further processing into finished nickel and cobalt products.  Shipments of such Voisey’s Bay intermediate concentrates are limited to certain maximum aggregate quantities and will end when the construction of the hydromet commercial processing facility is completed.  If, however, a conventional matte refinery is constructed, as referred to above, then this facility would be subject to an exemption order that would enable quantities of nickel in concentrate to be shipped out of the Province on an annual basis equivalent to the contained nickel in matte processed in the conventional matte refinery during such year.

Under the definitive agreements, VBNC and VALE Inco will also be required, prior to the cessation of the Voisey’s Bay mining operations in the Province, subject to certain exceptions relating to the availability of such external sources, to bring into the Province for further processing at the hydromet or conventional matte processing facility to be constructed in the Province from sources outside the Province, in one or more intermediate forms, quantities of intermediate product, subject to certain annual minimum quantities, containing in total quantities of nickel and cobalt equivalents to what was shipped to VALE Inco’s Ontario and Manitoba operations.  The definitive agreements also set forth:  (1) VBNC’s and VALE Inco’s commitment to an underground exploration program covering the Voisey’s Bay deposits with the objective of discovering sufficient nickel-containing mineral reserves for processing beyond Phase I of the Voisey’s Bay property, (2) the terms under which processing of copper intermediate in the Province would be justified, and (3) the Province’s commitment to (i) a tax regime that will apply to the Voisey’s Bay property, (ii) electric power rates for the Voisey’s Bay property, and (iii) the issuance of the necessary permits and authorizations to enable the Voisey’s Bay property to proceed.  The definitive agreements also provide for programs and arrangements relating to employment and industrial benefits in connection with the construction and related aspects of the Voisey’s Bay property.  In addition, the definitive agreements include specific sanctions if VBNC and VALE Inco were not to meet certain of its contractual obligations under such agreements, including the effective forfeiture of its lease to conduct mining operations in the Province.  All of the conditions to the completion of the definitive agreements, including securing acceptable financing arrangements, completing the feasibility study and the finalization and execution of the tax agreement among the Provincial Government, VALE Inco and VBNC, have been met.

The Voisey’s Bay property is located in an area which is subject to recognized aboriginal land claims.  Effective July 29, 2002, the Labrador Inuit Association (the “LIA”) and the Innu of Labrador, represented by the Innu Nation, ratified agreements with VALE Inco and VBNC with respect to: (1) certain payments to be made to each of the LIA and Innu Nation by VBNC over the life of the project, (2) programs related to training, employment and business opportunities to be created for the LIA and Innu Nation, and (3) the participation of each of the LIA and Innu Nation in environmental and certain other programs and procedures relating to the Voisey’s Bay property.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

Recent public statements and project updates by VBNC and VALE Inco indicate that a network of raised-gravel roads from the port at Edward’s Cove in Anaktalak Bay now provides access to the Voisey’s Bay property.  Access is also available from an all-weather 1,600 meter gravel-surfaced airstrip.  During the shipping season (January to April, June to December), the nearest community, Nain, is serviced by coastal freighter.

Northern Labrador represents a transition zone between Arctic and sub-Arctic climates.  In the fall and winter seasons, intense, low-pressure weather systems commonly bring gale to storm-force winds and heavy snow to the northern coast of Labrador.  Winds tend to be more moderate in summer.  The Voisey’s Bay area has experienced an average annual total precipitation of approximately 845 mm, comprised of 398 mm of rain and 447 mm of snow.  Typical of northern regions of Canada, the coldest months in the Voisey’s Bay area are January and February, when daily temperatures average -17°C.  July and August are the warmest months, with average temperatures of +10°C.  Seasonal extremes range between -39°C and +32°C.

The Main Block is generally sparsely treed with barren highlands to the east and west.  A central, north-south trending valley runs throughout, which is well treed, has widely spaced string bogs and is covered by thick overburden.  The mountainous region to the west is drained by three brooks, which empty through rocky, steep-sided valleys into Voisey’s Bay.  Elevations on the Main Block extend from sea level to 175 meters at Discovery Hill and to 225 meters at the Eastern Deeps.  Maximum elevations in the area of the Voisey’s Bay property are found at Anaktalak Bay, with hills up to 500 meters.

History and Development Plan

What is now the Voisey’s Bay property was discovered in September 1993 by Archean, working on behalf of DFR during the course of a regional exploration program.  A gossan was discovered at what became known as Discovery Hill that sampled up to 6% Cu and up to 3% Ni.  Claims were staked in early 1994 and Archean then performed an initial ground horizontal-loop electromagnetic and magnetometer survey over the Discovery Hill and Ovoid deposits.  Drilling began in October 1994.  Hole VB94-02 intersected 71 meters grading 2.23% Ni, 1.47% Cu and 0.12% Co.  In January 1995, DFR reported the first intersection for the Ovoid deposit: DDH VB95-07 intersected 104.3 meters of massive sulphide.  In June 1995, VALE Inco acquired a 25% interest in VBNC and an approximate 7% interest in DFR.  Baseline studies were then commenced.  In August 1996, VALE Inco acquired the balance of VBNC.  VBNC is now a wholly-owned subsidiary of VALE Inco.

By November 1996, VBNC and VALE Inco had selected the smelter and refining complex site for processing concentrates from the Voisey’s Bay property.  By August 1999, the mine and mill/concentrator area had been released from further environmental assessment.  Negotiations with various governmental and aboriginal groups were pursued by VBNC and VALE Inco.  In January 1998 negotiations towards a commercial agreement were suspended but in June 2001 the Provincial Government, VALE Inco and VBNC resumed negotiations towards a commercial agreement.  The Statement of Principles was agreed upon on June 11, 2002.  On October 7, 2002, definitive agreements were signed.  On July 29, 2002 separate agreements between the LIA and Innu Nation with VBNC and VALE Inco were ratified and made effective.  Construction began in mid-2003 for the mine and concentrator.  VALE Inco began mining operations in the summer of 2005 and announced production of the first nickel concentrate from the mine in September 2005.  In November 2005, VALE Inco announced the first shipment of concentrate from Voisey’s Bay and announced the completion of its first finished nickel from the Voisey’s Bay mine in early January 2006.  Full commercial production was achieved during 2006.

Regional Geology

The regional geology is dominated by juxtaposed terranes of Archean and Proterozoic gneisses, extensively intruded by suites of troctolitic, gabbroic/anorthositic and granitic plutonic rocks.

The major structural feature in the region is a north-south trending collisional suture, juxtaposing Archean Nain Province gneisses to the east with Lower Proterozoic Churchill Province gneisses to the west.  The crustal suture was formed more than 1,800 million years ago.

The next major geological event occurred between 1,350 and 1,290 million years ago, when the area was intruded by massive volumes of magma resulting in the emplacement of widespread, batholithic intrusions.  These intrusions, collectively referred to as the Nain Plutonic Suite, include a spectrum of igneous rock types but consist mainly of anorthosite, troctolite, diorite and granite.

The gneisses and intrusive rocks of the Nain Plutonic Suite have been cut by a series of regional east-west lineaments, many of which show significant movement, and some of which cut and displace portions of the Nain Plutonic Suite.  Otherwise, there has been no major deformation since the emplacement of the Nain Plutonic Suite.  Mafic dikes occupy parts of these east-west structures.

The Voisey’s Bay deposit occurs in three intrusions.  The first comprises the large, easterly plunging, troctolite chamber overlying the Eastern Deeps deposit.  The second is the troctolite dike, commonly referred to as the “feeder dike” or “conduit”.  It extends north of the Eastern Deeps deposit as a thin, flat-lying body and then westward, with progressively steeper northerly dips eventually overturning to steep southerly dips.  The Ovoid, Mini-Ovoid and Discovery Hill deposits occur in the steep, north-dipping segment while the Reid Brook deposit occurs in the south-dipping portion.  The “conduit” ultimately approaches the top of the third body, the Western Deeps troctolite chamber below the Reid Brook deposit at a depth of about 1,000 meters.  The feeder dike joins the two chambers.

Mineralization

There are four principal types of sulphide mineralization at Voisey’s Bay: massive, leopard-textured, basal breccia, and disseminated in variable troctolite.  The last three types are interfingered and cannot be correlated as distinct units.  They have been combined and classified as disseminated sulphide in the geological model for the Ovoid, Mini-Ovoid and Southeast Extension deposits.  For the mineral resource estimates, the mineralization has been divided into two domains: massive sulphide and disseminated sulphides.  The contact between the massive and disseminated sulphides is sharp with very little inter-fingering.

Current work has divided the Voisey’s Bay property into six deposits: Discovery Hill, Eastern Deeps, Mini-Ovoid, Ovoid, Reid Brook, and Southeast Extension.  Deposits that occur within the feeder include the Reid Brook, Discovery Hill and the Ovoid/Mini-Ovoid.  The Eastern Deeps deposit occurs at the junction of a feeder dike with the Eastern Deeps chamber.  The Ovoid and Mini-Ovoid deposits and a portion of the southeast extension deposit constitute the mineralization contained within the proposed open pit for Phase I of the Voisey’s Bay property.

The Ovoid and Mini-Ovoid deposits form an elongate, tadpole-shaped feature with a length of 800 meters along a west-northwest axis and a maximum width of 350 meters, narrowing to less than 50 meters at its northwestern end.  Toward the western extension of the Ovoid deposit, the deposit becomes more elongate or trough-like in transition to the more dike-like form of the Discovery Hill deposit.  This area is known as the Mini-Ovoid deposit.  In the southeast corner of the Ovoid deposit, mineralized troctolite and basal breccias extend over a buried ridge of footwall gneiss that separates the Ovoid deposit from the Eastern Deeps deposit.  The Southeastern Extension mineralization averages between 50 and 100 meters thick and subcrops at the southeast end of the Ovoid deposit, plunging eastward to a depth of 450 meters.

Nickel distribution in massive sulphide is consistent throughout the Ovoid and Mini-Ovoid deposits.   Overall, the massive sulphide is composed of approximately 75% pyrrhotite/troilite, 12% pentlandite, 9% chalcopyrite/cubanite and contains 5% magnetite.

Because cobalt grades are closely correlated with those of nickel, cobalt shows a very similar pattern to nickel.  The significant concentration of cobalt in pentlandite suggests that nearly all cobalt occurs in this mineral.

Copper grades are considerably more variable than those of nickel.  Copper grades in massive sulphide are highest along the southwest side and central portion and lowest along the west, north and east sides of the Ovoid deposit.

Sampling and Analysis: Security of Samples

VALE Inco has reported that all diamond drill holes were securely boxed at the drill site and transported to the exploration camp via helicopter by Archean and/or VBNC personnel.  Geologists would then log the holes recording lithology, descriptive text, structure, sulphide percentages and mineralogy.  The data was input into a BORISTM electronic database that interacts with the sample assay database.  A comprehensive training project insured that new personnel followed consistent logging and sampling practices.

All samples were appropriately flagged in the core boxes and a standardized sample labelling protocol was employed with the core split and preserved for future work.  Systematic collection of geotechnical data began in July 1995.  Data recorded included core recovery, rock quality designation, fracture frequency, characteristics and attitude, point load data, magnetic susceptibility and resistivity.  Efforts were made to take duplicate samples for analysis.  In 2002, an audit of the database was conducted and no sampling errors were found.  In addition, photographs were taken of all core.  According to the VALE Inco Report, “The authors are not aware of any factors in the sampling procedures that could materially impact the accuracy/reliability of the mineral resource and mineral reserve estimates set forth in their report.”  The sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Chemical analysis of sample pulps from all phases of diamond drilling at the Ovoid deposit were carried out by Chemex Labs Ltd. (“Chemex”) in Vancouver.

In 1995, Teck Corporation conducted a program of check analyses as part of its work.  A total of 200 samples from five holes in the Ovoid deposit previously analyzed by Chemex were re-analyzed by independent assay laboratories.  The program conducted by Teck Corporation corroborated Chemex’s nickel and copper assays but found a bias in cobalt values.  VALE Inco carried out a similar program in 1996 and found a similar bias.  The cause of the bias in cobalt analyses was identified and previous results corrected.

Operations

Mining Operations

According to the VALE Inco Report, the following planned production schedule was used for purposes of mining the Reserves as of August 31, 2003:

Voisey’s Bay Proposed Mining Schedule
		Mineral Reserves				Waste
			Mill Head Grade
Mining Year	Block NSR Cut-off per tonne (CA$)	Ore tonnes ’000s	Ni-%	Cu-%	Co-%	Rock tonnes ’000s	Over-burden tonnes ’000s	Annual Total tonnes ’000s
2003-2005							6,200	6,200
2006	20.00	1,612	3.35	2.18	0.157	200	1,188	3,000
2007	15.00	1,944	3.67	2.33	0.172	77	2,579	4,600
2008	15.00	2,016	3.56	2.22	0.167	418	2,166	4,600
2009	15.00	2,131	3.33	1.89	0.165	1,441	1,028	4,600

2010	25.00	2,190	3.25	1.78	0.161	1,579	831	4,600
2011	25.00	2,190	3.25	1.90	0.160	1,619	2,391	6,200
2012	35.00	2,190	3.36	1.98	0.154	1,750	2,260	6,200
2013	32.00	2,400	3.08	1.67	0.156	2,295	1,505	6,200
2014	13.01	2,625	2.23	1.27	0.119	3,029	546	6,200
2015	13.01	2,625	2.23	1.29	0.115	2,257	118	5,000
2016	13.01	2,625	2.23	1.27	0.115	1,375	0	4,000
2017	13.01	2,554	2.30	1.36	0.119	1,446	0	4,000
2018	13.01	2,595	2.25	1.35	0.118	1,760	0	4,355
2019	13.01	722	2.34	1.30	0.123	267	0	989
Total / Average:		30,419	2.85	1.68	0.142	19,513	20,812	70,744

The Ovoid deposit is planned to be mined utilizing conventional open pit methods.  According to the VALE Inco Report, VBNC intends to drill on five meter benches, with final walls being double (or quadruple) benched.  Material is planned to be loaded into 50 tonne haul trucks using wheel loaders and ore is planned to be hauled to the primary crusher located at the mill.  Waste rock and overburden is planned to be hauled and deposited on dumps located within close proximity to the pit.

Processing

The selected metallurgical process for the concentrate is planned to include conventional crushing, wet grinding and differential flotation, using slaked lime for pH control throughout the circuit, to produce high-grade and middling nickel concentrates and a copper concentrate.  It is expected that thickeners and pressure filters will dewater these concentrates to produce damp filter cake for shipment to the property port and beyond.  The concentrator plant is planned to commence operations at a feed rate of 6,000 tonnes per day and is planned to be upgraded to 7,200 tonnes per day in the second half of the Ovoid deposit mine life as the ore grade decreases.

The VALE Inco Report estimates total capital costs to be CA$2.33 billion over the life of the Voisey’s Bay project, of which approximately CA$900 million will be spent on Phase I.  The only phase of the Voisey’s Bay project that is addressed in great detail in the VALE Inco Report as of August 31, 2003 is Phase I.

VALE Inco estimates, in the VALE Inco Report, that the operating costs per pound of nickel for Phase I of the Voisey’s Bay project to be incurred by VBNC are $0.93/lb Ni net of by-product credits and $1.65/lb Ni excluding by-product credits.

During Phase I of the Voisey’s Bay project, the property is expected to produce two nickel concentrates which will also contain cobalt and which are to be processed at VALE Inco’s Sudbury and Thompson operations until the hydromet commercial plant is operational in 2012 and thereafter (Phase II) the property will produce finished nickel and cobalt products, subject to hydromet processing technologies meeting certain technological and/or economic feasibility requirements.  Copper concentrate is expected to be produced and sold to companies with copper smelting and refining facilities over the life of the Voisey’s Bay project.

According to the VALE Inco Report, over Phase I, the Voisey’s Bay mine project is expected to produce an average of 110 million pounds of nickel per year plus 85 million pounds of copper and 5 million pounds of cobalt per year.

Pascua Royalty Interest

The information set out below is taken from the Pascua Report, prepared by SRK Consulting (“SRK”), an independent consulting firm, in compliance with the NI 43-101.  The Pascua Report was compiled by Mr. Nick Michael, Mr. Mike Elder and Mrs. Maria Ines Vidal, and was endorsed by Mr. Allan Moran, a Qualified Person under Part 5 of NI 43-101.

Pursuant to Part 9.2(1) of NI 43-101, IRC is not required to perform an onsite visit of the Pascua site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property.  IRC is relying on the exemption available under Part 9 of NI 43-101, as it has requested but was denied access to the necessary data from Barrick and is not able to obtain the necessary information from the public domain.  The information set forth below is based upon the Pascua Report which relies primarily on the NI 43-101 Technical Report (“Barrick Report”) prepared by Barrick Gold Corporation (“Barrick”) effective as of March 30, 2005.

Barrick has not reviewed the Pascua report and takes no responsibility nor assumes any liability for the statements in the Pascua Report.  No express or implied representation or warranty has been made by Barrick that the contents of the Pascua Report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.  In particular, Barrick has advised IRC that the Barrick Report was prepared to satisfy the technical requirements of NI 43-101 and was not intended to be used for purposes of evaluating an acquisition of the Pascua-Lama royalty, for valuing the Pascua-Lama royalty for purposes of an offering of securities or for any purpose other than Barrick’s compliance with the technical requirements of NI 43-101.  SRK and IRC did not obtain a copy of the Barrick Report from Barrick directly, nor seek consent or approval from Barrick to use the Barrick Report.  IRC and SRK obtained a copy of the Barrick Report from the System for Electronic Document Analysis and Retrieval at www.sedar.com and relied on it as a public document.  Neither Barrick nor any of the qualified persons who prepared the Barrick Report consented to the use of the Barrick Report by IRC for purposes of evaluating a potential acquisition of the Pascua-Lama royalty or for any offering of securities of IRC.

The Barrick Report is current only as of March 30, 2005.  Neither Barrick nor any of the qualified persons who prepared the Barrick Report has made or makes any representation to IRC or any other person in any way relating as to the accuracy or fitness for any use or purpose of any part of the Barrick Report as currently contemplated by IRC or otherwise.  Barrick has expressly stated that Barrick and each of the qualified persons who prepared the Barrick Report accepts no responsibility or liability to IRC or any other person for any use of the Barrick Report.

No information came to SRK’s attention during their review of the data and information contained in the Barrick Report that would cause SRK to doubt the integrity of such data and information.

Project Description and Location

The area:  The Pascua-Lama property straddles the Chilean-Argentine border in the “Cordillera de Los Andes”.  The Pascua portion of the deposit, which contains the majority of the gold/silver mineralization, is situated on the Chilean side of the border in Region III, approximately 150 km southeast of the town of Vallenar.  The Lama portion of the property is located within the Province of San Juan, Argentina, 380 km northwest of the provincial capital city of San Juan.  The entire project is within a defined “Protocol Area” granted to cross-border mining operations under the Treaty on Mining Integration and Complementation between the Republic of Chile and the Republic of Argentina.  The Specific Pascua-Lama Protocol under the Mining Treaty was signed into law by both countries in the third quarter of 2004.  The Mining Treaty and the Protocol permits the operator, Barrick to control entry into the Protocol Area and allow free passage across the border between the two countries within the Protocol Area of persons involved with the project.

Pascua-Lama Location Map

PASCUA-LAMA PROJECT

CHILE
TERCERA REGION
COPIAPO
ARGENTINA
VALLENAR
PASCUA - LAMA PROJECT
LA SERENA
CUARTA REGION
PROVINCIA DE SAN JUAN
SAN JUAN
ARGENTINA
CHILE

Source:  Barrick Report (March 30, 2005)

Pascua-Lama Protocol Area

LEGEND
BARRICK PROPERTY
COMSUR PROPERTY
PROTOCOL AREA
PROTOCOL AREA
0
5 Km
N-6770000
N-6760000
N-6750000
Rio Blanco
Pascua Mine Project
LAMA COMSUR PROPERTY
CHILE
ARGENTINA

Source:  Barrick Report (March 30, 2005)

Nature of the Company’s title: The Pascua-Lama property consists of various mineral and exploration concessions granted by the Republic of Chile to Compañía Minera Nevada (“CMN”), Barrick’s wholly owned Chilean subsidiary, and by the Republic of Argentina to Barrick Exploraciones Argentina S.A. (BEASA), Barrick’s wholly owned Argentinean subsidiary.  Barrick, through CMN, owns the surface property and the legal concessions for mineral exploration and exploitation of the “Protocol Area” of the Pascua-Lama project in Chile.  Barrick reports that title to the mineral concessions has been independently reviewed and verified.  Barrick, through BEASA, owns 90% of the surface property and the legal concessions for mineral exploration and exploitation of the Pascua Lama project in Argentina.

SRK has not been able to locate any information involving surface ownership in the public domain.

Royalties: Pursuant to legislation passed by the government of the Province of San Juan, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”.  In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.5% to 9.8% and a 1.96% net smelter royalty on copper produced from the properties.  In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all product other than gold and silver is payable in respect of certain portions of the property located in Argentina.  The sliding scale and step-scale royalties on gold increase with rising spot gold prices.  In Argentina a small portion of the property is subject to an additional 5% gold gross proceeds royalty.

Environmental Issues in Chile:  SRK relied on the extensive official reports made available to the public by the Chilean National Environmental Commission (“CONAMA”).  Based upon SRK’s research, the most relevant environmental issues are:

Hydrological aspects:  Quality of water resources was a controversial issue during environmental impact statement (“EIS”) process of Pascua-Lama, and its impact on the agricultural lands located downstream of the mine.  According to the Board of Oversight (Junta de Vigilancia) of the Huasco River, Pascua-Lama should adopt the necessary steps to avoid any negative impact on the quantity and quality of water available for irrigation, should carry out monitoring and research undertakings and provide funding for projects of improvement of irrigation capabilities of the Huasco basin up to $60 million.  Another relevant monitoring duty imposed on the project refers to the impact of the project on the glaciers, which may entail long-term research with quite uncertain results in accordance to experts.  SRK notes that the Commission for the Environment (“COREMA”) issued the environmental permits under express conditions that the project should not entail any removal, destruction or intervention of the glaciers.

Waste Dump: Another relevant point of concern refers to the dump site to be located in Chile and its potential impact on acid drainage that may result therefrom.  To that end, environmental permits require continuous monitoring of waters in connection with acid drainage to monitor dump site stability.  CMN has declared to the authorities its intention to suspend the works of the project, even during its productive operation, if it results in pollution of Estrecho or Chollay rivers.

Transportation of Dangerous Materials: The environmental permits place on CMN a strict burden of procedures to be carried out in connection with transportation of dangerous material through the valley that leads to Pascua-Lama. Since transportation will take place through a narrow agricultural valley, accidents may expose the company to serious consequences.  Further, the approval of the EIS entails that governmental agencies cannot reject further particular permits on the grounds of environmental impacts.

Water Resources: The environmental permits currently in place, as well as the memorandum of understanding with Río Huasco Board of Oversight (Junta de Vigilancia del Río Huasco), have imposed on CMN a very strict burden on both control and monitoring of pollution.  Notwithstanding the foregoing, SRK have noted that CMN is required to complete additional formal requirements in connection with water rights.

Environmental Issues in Argentina: The environmental issues of Pascua-Lama in Argentina have arisen from the citizen participation activities carried out in March 2005 during the project evaluation.  One of the important topics related to the Biosphere Reserve of San Guillermo located within part of the project’s area of influence, is the potential impact on San Guillermo Reserve.  The potential impact on San Guillermo Reserve has been under consideration by the provincial government.  The San Juan provincial government in Argentina has required the company to pay a 10 million peso fund intended for the environmental control of all of the San Guillermo Reserve, aiming towards the reduction of any possible impacts that could produce alterations within the reserve area.

Accessibility, Climate, Local Resources, Infrastructure and Physiology

In Chile access to the project area is from the city of Vallenar via 150 kms of secondary roads.  In Argentina, BEASA will utilize the same access road as that currently used by the Veladero Project (Conconta). The road has a total length of approximately 380 kilometres.

The topography on the property is steep and rugged, and is characterized by high sierras and deep valleys with natural slopes of 20 to 40º.  Elevations on the property range from approximately 4300m to 5250m above sea level.  The area is considered to have a sub-arid, sub-polar, mountain climate.  During winter months, extreme weather may create a challenging operating environment.  The potential impact of possible extreme weather conditions will be incorporated, to the extent possible, into the project’s operating plan.

Public infrastructure is absent in the mine area, and electric power is currently generated on-site.  There is no permanent habitation in the area. Vallenar is the nearest city.

History

To date no significant mining activity has taken place in the general vicinity of the Pascua-Lama project area.  Following discovery of the El Indio deposit 45 km to the south in the mid-1970s, exploration efforts by St. Joe Minerals’ (St. Joe) Compañia Minera San Jose (CMSJA) and other companies to locate similar high-grade gold-vein systems intensified in the surrounding region.  This increased activity resulted in the discovery in 1977 of anomalous levels of gold mineralization in what was at that time identified as the Nevada Sector (synonymous with the Pascua project area).  On the Argentina side, St. Joe Minerals conducted exploration in the Lama sector through its subsidiary, Compañia Minera Aguilar S.A.

From 1994 to present, Barrick has conducted drilling for ore definition, geotechnical and hydrology purposes and condemnation drilling.

Geological Setting

Regional Geology: The Pascua-Lama deposit is situated at the crest of the high cordillera of Region III, along the international border between Chile and Argentina and on the northern edge of a major mineralized trend known as the El Indio belt.  This trend, along which a number of major precious metal deposits are located (including the nearby Veladero deposit), stretches 47 kilometres south of Pascua-Lama to the world-renowned El Indio deposit and adjacent Tambo deposit.

The geology in the region is dominated by extrusive volcanic rocks that are locally intruded by hypabyssal stocks of varying size and numerous dikes and sills.  Volcanic activity began with deposition of the Permian Guanaco/Sonso felsic ash flows from a caldera 15 km east of Pascua-Lama and subsequent intrusion of the Permian-Triassic Chollay crystalline felsic rocks along the extent of the El Indio Belt.

Deposit Geology: Since the late Paleozoic, the Pascua-Lama area has been the center of repeated intrusive and volcanic activity, beginning with a sequence of dacite and rhyolite ignimbrite ash flows deposited in the early Permian.  These units include a sequence of crystal lithic tuff, crystal tuff, quartz-eye tuff and a lithic quartz-eye tuff that is exposed in the central to southwest portions of the Pascua-Lama district.  The flows were then intruded during Late-Permian/Triassic time by a granite batholith, which comprises the Pascua-Lama granite intrusive complex and occupies the central and eastern portions of the district.  This intrusive complex is the dominant host lithology for the deposit, and it consists of an upper fine-grained, weakly porphyritic aplite overlying a porphyritic granite/granite porphyry, that in turn overlies a coarse-grained granite aplite.  Locally, coarse grained equigranular granite occurs at greater depth.

Structure:  Most faults in the Pascua-Lama deposit are wider in surface outcrop and contain more gouge and breccia than in the subsurface where the same structures are intersected by underground workings.  Individual faults tend to be narrower in width when hosted by silicified rock as opposed to argillized rock.  There is also a tendency for the faults to bifurcate into multiple splays close to and within mineralizing centers, whereas single structures are more the norm peripheral to and outside of these centers.

The structural framework of the Pascua-Lama deposit has been divided into six principal sets, each of which is characterized by a range of common azimuths.  All of these generalized sets contain numerous individually named zones or single faults.  For example, the major north-south Central fault zone is part of the generalized north-south Pedro fault set. Also, some fault zones consist of multiple strands with similar names, such as Pedro, Pedro Este and Pedro Este 1, among others.

Mineralization

The gold, silver, and copper mineralization and alteration assemblages at Pascua-Lama comprise a structurally controlled acid-sulfate hydrothermal system hosted by intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age. Alteration and mineralization is of the high-sulfidation, epithermal type. Throughout the Pascua-Lama district, the alteration and mineralization appear to have been strongly controlled by structure. This control is most evident along the Esperanza, Pedro and Quebrada de Pascua fault systems. As is typical with highsulfidation epithermal deposits, the principal metal commodities at Pascua- Lama are gold and silver – the copper content is sub-economic.

Exploration

After Barrick’s acquisition of LAC Minerals Ltd. (“LAC”) in September 1994, CMN’s exploration activities in the Pascua and Lama sectors increased significantly. During the 1994-1995 field season, an intensified drilling program commenced to focus on definition of the mineralization in the Esperanza area.  There was intense drilling activity from 1995 to 1999.

Drilling activity in 1999 and 2000 increased significantly on the project.  The driving of the Alex tunnel in 1999 provided year-round underground access and opened up a significant portion of the Pascua-Lama deposit for exploration and delineation by underground diamond drilling.  In addition to drilling, underground work included geologic mapping, channel sampling for mineralization characterization, and also channel sampling and bulk sampling for metallurgical testing.

Surface exploration activity in the Lama sector remained high through the 1999-2000 field season.  Zones or targets drilled included Morro Oeste and Norte, Morro Comsur, Frontera and Lower Frontera, the Pascua Fault extension (controlled by Comsur), and the Penelope Este and Penelope Oeste zones.  During the 2001-2002 drill season activity was reduced significantly.  No drilling has taken place in the Pascua-Lama area since 2002.

SRK concludes that the reported exploration programs have been thorough and sufficient to establish mineral resources and reserves, and have been conducted in a manner appropriate to the style of mineralization at Pascua-Lama.

Drilling

Much of the upper 300m in the deposit has been drilled from the surface by vertical DDH and RC holes or clusters of angle holes that fan outwards from individual drill sites.  This has resulted in more tightly-spaced data just below the drill sites near the surface which grade rapidly into sparser data concentrations in the areas between drill sites.  With depth, data spacing becomes more uniform due to the geometry of the overall drill hole pattern.  Many holes were lost at or near the 4600m elevation, and this difficulty in sampling the lower portion of the deposit contributed significantly to the decision to drive the Alex tunnel at the 4680m elevation.  The flatter holes drilled from the Alex tunnel have provided essential definition of the high-angle structures in the deposit, and have aided the interpretation of the geology of the deposit in the third dimension.

The logging procedures and logging quality have evolved over the life of the Pascua-Lama project.  During the period of intense exploration activity in 1999-2000 the recording of geologic data between the Pascua and Lama portions of the deposit was standardized.  SRK’s determination is that the drilling methods employed were appropriate for the style of mineralization.

Sampling and Analysis

Sampling of surface rock outcrops and trenches excavated to expose bedrock was performed manually. No written sampling protocol existed for this sampling, which mainly took place during the early years of exploration prior to Barrick’s acquisition of the project.  The typical sample size (weight) is also unknown.  Information in the database used for resource modeling indicates that the sample lengths typically ranged from less than 1.0m to less than 6.0m, and averaged 1.84m.  Similarly, because of the early nature of these samples, the procedures for handling, preparation, and analysis of these samples is uncertain.  SRK analyzed the sampling techniques for underground channel, RC drillings, diamond drill core, metallurgical and material density sampling.

Security of Samples

All samples remained in the possession of CMN employees during transport from the drill rigs and/or sample sites (surface trenches and underground workings) to the on-site and third party preparation facilities.  Transfer of pulps from the sample preparation facilities to the CIMM laboratory in Santiago was by either common carrier in sealed containers or by CMN, Geoanalytica, or Acme employees.

No documentation is available to verify the existence of a standard quality assurance/quality control (QA/QC) program at Pascua prior to LAC’s tenure on the project.  The QA/QC program put in place after Barrick’s acquisition of the Pascua-Lama deposit included the submission of pulp duplicates every 20th sample to CIMM in Santiago and Bondar Clegg in La Serena for Lama samples, and to Acme and Bondar Clegg for Pascua samples.  Pascua coarse reject duplicates were sent to Geoanalytica for analysis and Lama duplicate coarse rejects were sent to CIMM in Santiago.  In the opinion of an external consultant, except for the lack of submission of blank samples to the sample preparation facility and blank pulps to the primary assay lab, this QA/QC program was in accordance with accepted North American practices.

On the Lama side, an internal Barrick review of the 1998 Lama Comsur drilling program described the collection of field duplicates every 20th sample for blind submission to the sample preparation facility, the insertion of a field blank every 40th sample, and submission of pulp duplicates to three independent laboratories.  The latter procedure, in conjunction with laboratory internal duplicate analyses, was used by Barrick as a substitute for the submission of standard samples, as no standards were reported to be available.

QA/QC was reviewed on an ongoing basis by an external consultant during the period 1998-2001. Adjustments to protocols made where necessary as recommended.  The QA/QC results for Pascua have been reviewed under the direction of the authors of the Barrick Report.  Based on this review the authors are of the opinion that sampling and assaying has been performed in a manner acceptable to the industry and are appropriate for use in determination of resources.

SRK concludes that reported sample preparation techniques, sample analyses, and QA/QC procedures reported are industry standard procedures and are adequate to represent the mineralization.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and reserve estimates for the Pascua-Lama project prepared by Barrick were reviewed by SRK, and are set out in the Pascua Report.

The Pascua-Lama resource model, which includes the spatially related Pascua, Esperanza, Morro Oeste, and Penelope deposits, has evolved from a feasibility study model created in 2000.  In 2003, the resource estimation was updated using new estimation parameters to refine local estimates.  This model has been used for all subsequent planning.  The coordinate systems used for the Pascua-Lama model ties to the UTM coordinate system.

Mineral Resource Estimation:  Gold grades were estimated for each 4m x 4m x 4m block inside the grade envelopes, using multiple passes and respecting directional controls.  Gold grades were estimated by the inverse distance cubed method using multiple passes with each run using progressively longer search ranges.  Once the gold grade for a block was estimated it was not over written by subsequent estimation runs.

Resource Classification: The resource model blocks were classified based on the distance to the nearest sample data.  In addition to distance to data, resource classification was also based on a net revenue function where four basic cases were evaluated:

•

Gold and silver revenue were each greater than mining + processing costs

•

Only gold generated positive net revenue

•

Only silver generated positive net revenue

•

Both gold and silver were required to generate positive net revenue

The metal or metals that were required to generate positive net revenue determined what sample data distances were checked to determine final block classification. In cases where both gold and silver grades were required to generate positive net revenue, the distances to both gold and silver data were checked and the “worst” category was assigned to the block.  If either metal alone generated positive net revenue, both distances were also checked and the “best” category was assigned.

Metallurgical Model: The metallurgical model was constructed using a block size of 8m x 8m x 8m.  Because the metallurgical ore types are based on the cut-off grades of five elements or solubility components, an indicator approach was chosen to define populations above and below the cut-off grades that were used for making metallurgical ore type assignments.

Mining Operations

The deposit comprises the Pascua, Esperanza, El Morro and Penelope orebodies.  All of the orebodies are scheduled as part of the reserve estimate.  Mine planning is based on the 16x16x16m resource model for Pascua Lama, 8x8x8m resource models for Esperanza (Phase 7) and El Morro (Phase 6) and the 12x12x8m model for Penelope.

The pit design reflects geotechnical pit slope recommendations from Barrick’s geotechnical consultant together with design reviews by consultants and Barrick geotechnical staff during the planning studies.  Inter-ramp slope angles vary between 44º and 53º depending on the wall orientation, except for altered rock (steam heated) that was designed with 38º and walls intercepting high Sulphate zones where 40º to 42.5º were used.  Batter angle is 70º in rock and 60 to 65º in Sulphate-altered material.

Global slope angles used in pit limit analysis were based on these angles with provision for the inclusion of final pit ramps based on earlier studies. Main ramps were designed with 40m width in the upper part of the pit with high traffic densities and 35 meters in the lower areas.

SMU Assumptions, Bench Height, Dilution & Losses:  With the updated resource model and associated economic parameters, the selection of selective mining unit was verified with Barrick’s estimate of ‘ore control dig-lines’ reflecting selective mining.  In addition, short-term production scenarios were evaluated considering the application of ore control with respect to mining width, access and direction.  The results of these studies indicated the applicability of the 16x16x16m resource model and identified lower up-side opportunity for greater selectivity than previously reported.  On this basis, no additional factors applied for dilution and losses other than that inherently included in the 16m resource model regularization basis.  In the case of Esperanza and El Morro, 8m bench drilling and blasting with a reduced blast pattern and selective excavation with hydraulic excavators is assumed for ore and associated waste.

Pit Limit Analysis Results:  Economic pit limits were determined using the Whittle 4X software and confirmed with Earthworks NPV Scheduler software using the Reserve metal prices.

Pit Designs: The pit envelope corresponding to the Reserve metal prices was used for the design of the Pascua operational final pit, eliminating the bottom benches smaller than the minimum area required for the operation of the equipment and developing the ramp layout.  The Penelope pits, scheduled at the end of the mine life, are approximately 3 km from the main Pascua pit with haul distances to the ore crusher of 5.6 km (of which 41% is uphill) and 1.4 km to the El Morro waste dump.  For limit analysis and design, similar parameters to Pascua Lama were adopted with the exception of the following: assumed mining costs using a hybrid owner/contractor fleet, with appropriately higher mining costs, inter-ramp angles of 45 degrees with a single 8m bench configuration, and indicated and inferred material for limit generation but indicated material only for reserve reporting.

Mineable Reserves:  Mineable reserves within the final pit design under Reserve conditions using a minimum net revenue cut-off of 0.00 $/t for Pascua and 0.50 $/t for Penelope are: 360.8 Mt with an average gold grade of 0.049 oz/t and 1.783 oz/t silver containing 17,615 koz of gold.  The distribution between non-refractory and refractory ore types is 71% and 29% respectively.  Total rock within the Pascua and Penelope pits is 1,807 Mt.  The Penelope orebody represents 1.1% of ore tonnage scheduled and 2.0% of contained gold.  It is scheduled after the completion of the main Pascua pit.

Phase Design: For scheduling purposes, the pit has been split into 10 logical mining phases following the sequence determined by the pit limit optimization runs, 7 in the Pascua – Lama orebody, 2 in Esperanza and one in El Morro.

Mine Production Schedule: The mine production schedule is over 17 production years followed by three years of stockpile reclaim.  Pre-stripping totals 79 Mt of waste. Peak mine capacity is 126.6Mt/a.  In addition a total of 60.1 Mt of ore is sent to a long-term stockpile and treated at the end of the mine life.  Plant feed is initially at a rate of 33ktpd and expands to 44ktpd (16Mt/a from year 3 when refractory ore is also scheduled in the plant feed.

Waste Dump Design & Schedule:  A total of 1,504 Mt of waste rock will be produced during the life of the mine.  Of this, 162 Mt correspond to steam heated material and 1,342 Mt of other rock types.  This includes 15 Mt of waste material from the Penelope pits.  Material is dumped in two dump areas; the main dump in the Estrecho/Nevada Norte dump to the north-west of the Pascua pit and the El Morro dump to the east of the Pascua pit.  Penelope waste material is scheduled to the El Morro dump.

Mine life:  based upon currently delineated reserves, Barrick estimates that the mine will produce from the pit for 17 years followed by 3 additional years of processing of stockpiled material.

Cost Estimates

Barrick Operating Costs Estimate

Operating Costs Paid by Barrick: Mining costs have been calculated using experience and benchmarking in Chile.  The main individual components of mining costs are labour (28%), maintenance (16%) and fuel (14%). Process costs are supported by budget quotes, and the main individual components are power (19%), cyanide (15%) and lime (13%).  Lime costs are based on self-production from a deposit owned by Barrick.  Site services and local overhead costs have been developed from Barrick experience in Chile and Argentina, and include synergies with Veladero and the impact of operating in two countries. The major component of site services and local overhead is labour (42%).  The overall component of labour in mining, process and site services and local overhead amounts to 14% of total production costs, before silver credit and amortization.  Labour costs are based on market surveys in Chile and Argentina and current actual experience at Veladero.  Labour is the principal component of cost that provides exposure to local inflation and currencies.

Royalties Paid by Barrick: Pursuant to legislation passed by the government of the Province of San Juan, Argentina, all gold and silver, among other ores, extracted from the property within the Province of San Juan are subject to a royalty, payable to the government of the Province of San Juan, of 3% of the value of the ore at the “mine mouth”.  In addition, Barrick is obligated to pay a gross proceeds sliding-scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.5% to 9.8% and a 2% net smelter royalty on copper produced from the properties.  In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all product other than gold and silver is payable in respect of certain portions of the property located in Argentina.  The sliding scale and step-scale royalties on gold increase with rising spot gold prices.  In Argentina a small portion of the property is subject to an additional 5% gold gross proceeds royalty.

Over the first decade of production, total cash costs are expected to be in the range of $130-140 per ounce of gold produced, based on the prevailing exchange rate in 2004 (subject to exchange rate fluctuations and excluding any applicable export duties).

Taxes Paid by Barrick:  The principal element of the tax cost is attributable to an estimate for tax on the cross border component of mining and other taxes imposed in Argentina (bank transaction tax, charge for advance recovery of Value Added Tax, tax on equity).  Because the Argentine government has eliminated the export duty (5% on gross sales imposed as a temporary measure in 2002) in 2007, the economic analysis assumes that this will not be applicable on either production mined from Argentina (first significant tonnage in 2015) or Chilean ore processed at the plant from start-up.

Royalty legislation proposed to the Chilean Congress on July 5, 2006 is not included in the economic analysis, as the outcome is uncertain and Pascua-Lama may eventually be exempt under the current stability agreement.

 Barrick Capital Costs Estimates

Initial construction costs for the project are expected to be in the range of $2.3 to $2.4 billion.  A further $250 million in investments in the first three years of production will bring the plant capacity to 44,000 tpd and allow for the flotation of the copper concentrate.  The estimates includes Chile and Argentine peso denominated capital costs (~6% and ~9% of total construction cost respectively) assuming a flat peso to US$ exchange rate of 600:1 and 3.0:1 respectively throughout the projection period.

No allowance for the impact of inflation has been provided.  Reclamation costs have been projected with spending assumed to occur during the last two years of operation and one year following the cessation of operations.

IRC Royalty Economics

IRC developed a financial model to estimate its royalty income based upon ore reserves and operating parameters available in the public domain as presented in the Barrick Report and to IRC from its financial and legal advisors.  SRK has reviewed this analysis and conclude that the assumptions and method of calculation are sound and can be reasonably relied upon in projecting royalty revenues.  IRC evaluated the project based on gold prices ranging from $325 to $900 per ounce.

According to Barrick, Pascua-Lama is expected to produce an average of 750,000 to 775,000 ounces of gold per year during the first 5 years of operation.  Production from the Chilean side and applicable to the IRC royalty is estimated to be 80% or 600,000 to 620,000 ounces of gold per year.  Life of Mine (“LoM”) production estimates at 100% are shown in the table below.

LoM Metal Production by Product

Description	LoM Metal Production (Troy Ounces, or mt Cu)
Gold
in Dore	11,734,805
in Concentrate	2,224,947
Total Gold	13,959,752
Silver
in Dore	414,000,749
in Concentrate	80,166,957
Total Silver	494,167,706
Copper
in Dore	0
in Concentrate	81,004
Total Copper	81,004

Source:  Pascua Report

IRC will receive revenues from the Pascua-Lama mine primarily from its sliding-scale NSR royalty on gold.  IRC’s royalty percentages and dollar amounts at various gold prices and the 600,000 and 620,000 ounce production levels are summarized in the table below.  Also shown is the LoM gold on IRC’s account at various gold prices.

IRC considers details of its economic evaluation to be proprietary and confidential.  SRK has reviewed IRC’s model and is of the opinion that it is complete, reasonable and meets industry standards.

Royalty Economics

Gold Price ($/oz)	IRC Royalty (%)	Royalty ($/oz)	IRC Royalty Revenue 600koz Au/yr Rate ($million/yr)	IRC Royalty Revenue 620koz Au/yr Rate ($million/yr)	IRC LoM Royalty Au oz (1)
325	0.4725%	1.54	0.92	0.95	37,800
350	0.6300%	2.21	1.32	1.37	50,400
375	0.7875%	2.95	1.77	1.83	63,000
400	0.9450%	3.78	2.27	2.34	75,600
425	1.1183%	4.75	2.85	2.95	89,460
450	1.2915%	5.81	3.49	3.60	103,320
475	1.4648%	6.96	4.17	4.31	117,180
500	1.6380%	8.19	4.91	5.08	131,040
525	1.7640%	9.26	5.56	5.74	141,120
550	1.9152%	10.53	6.32	6.53	153,216
575	2.0160%	11.59	6.96	7.19	161,280
600	2.1420%	12.85	7.71	7.97	171,360
625	2.2680%	14.18	8.51	8.79	181,440
650	2.3940%	15.56	9.34	9.65	191,520
675	2.5200%	17.01	10.21	10.55	201,600
700	2.6460%	18.52	11.11	11.48	211,680
725	2.7720%	20.10	12.06	12.46	221,760
750	2.8980%	21.74	13.04	13.48	231,840
775	3.0240%	23.44	14.06	14.53	241,920
800	3.1500%	25.20	15.12	15.62	252,000
850	3.1500%	26.78	16.07	16.60	252,000
900	3.1500%	28.35	17.01	17.58	252,000
950	3.1500%	29.93	17.96	18.55	252,000
1,000	3.1500%	31.50	18.90	19.53	252,000

(1)  Assumes 11.2Moz Au are recovered over the LoM.  For example, if Au price is $600/oz, then IRC gold account is; 1.5300% x 11.2Moz Au = 171,360oz-Au.

Las Cruces Royalty Interest

The information set out below is taken from the Las Cruces Report dated February 5, 2008, prepared by SRK Consulting (“SRK”), an independent consulting firm, in compliance with the NI 43-101.  The Las Cruces Report was compiled by Ms. Katherine L. Garramone and was endorsed by Dr. Neal Rigby, a Qualified Person under Part 5 of NI 43-101.

Pursuant to Part 9.2(1) of NI 43-101, IRC is not required to perform an onsite visit of the Las Cruces site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property.  IRC is relying on the exemption available under Part 9 of NI 43-101, as it has requested but was denied access to the necessary data from Inmet Mining Corporation (“Inmet”) and is not able to obtain the necessary information from the public domain.  The information set forth below is based upon the Las Cruces Report.  IRC notes that some of the information residing in the public domain generated internally by Inmet, especially Mineral Resources and Ore Reserves, require NI 43-101 compliance for public disclosure, and as such are assumed to be NI 43-101 compliant.

Inmet has not reviewed this report and takes no responsibility nor assumes any liability for the statements in this report.  No express or implied representation or warranty has been made by Inmet that the contents of this report are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

Project description and Location

The Las Cruces Project is currently under development and copper production is scheduled to begin in late 2008.  The development of the Project was planned as an open pit mine, with copper cathode to be produced on site by applying Outokumpu atmospheric leaching and conventional solvent extraction electrowinning (SX/EW) technology, and now includes some underground mining to access additional tonnes.  Las Cruces is expected to produce approximately 72,000t of cathode copper per year over a mine life of 15 years.

The Las Cruces Project is located in the Sevilla Province of southern Spain, about 20km northwest of the Province capital city of Seville.  This province is part of the Andalusia region.  Las Cruces is situated in the Guadalquivir River basin.  The Guadalquivir basin is relatively flat and extends approximately 420km from the Alcaraz and Segura mountain systems in the east to the Costa de la Luz on the Atlantic Coast in the west.  The Guadalquivir basin is set between a long range of low mountains to the north (Sierra Morena) and a group of formations making up the Cordilleras Beticas mountain range to the south.  The regional climate of the area is characterized as Mediterranean, with gently rolling hills of arable land.  The geographic coordinates of the property are N37°30’, W06°06’.

Las Cruces Location Map

Gijón
Burguillos
Guillena
Gerena
Project Area
Aznalcóllar
Los Frailes
Aznalcóllar
Alcalá del Río
GUADALQUIVIR
San José
Las Cruces Mining Concession
La Algaba
Ruinas de Itálica
Santiponce
MADRID
Aeropuerto de San Pablo
Salteras
Olivares
Valencina
Camas
Torreblanca de los Caños
Gines
Sanlúcar la Mayor
SEVILLA
San Juan de Aznalfarache
Mairena del Aljarafe
HUELVA
CADIZ
FRANCE
PORTUGAL
Madrid
0
10 km

Drawing Provided by: MK Resources Company

Mining Concession Limits

GUILLENA
GERENA
Derived Mining Concession
(granted 6 August 2003)
ALCALA
DEL RIO
TORRE
DE LA REINA
LA
RINCONADA
EL ARAL
LA ALGABA
SURFACE PROJECTION OF
LAS CRUCES HIDDEN OREBODY
Itálica
SANTIPONCE
LEGEND
QUATERNARY
Boulders, sands and clays, alluvials
TERTIARY
Calcareous breccia and litoral facies
Blue marl, brown marl and sandy silt
IGNEOUS ROCKS
Granites and tonalites
Diabase
0
2.5 km
PINCOCK, ALLEN & HOLT
INMET MINING CORPORATION
Las Cruces Project
9422.00
FIGURE 4-2
MINING CONCESSION LIMITS
May/2005
Fig4-2.dwg

Source: Las Cruces Report

Accessibility, Climate, Local Resources, Infrastructure and Physiology

Access to the project site is excellent by well-maintained all-weather paved roads.  Highway N-630 presently is in service to the east side of the property, while Highway SE-520 crosses the southern side of the property.  The A66 freeway is presently under construction.  Rail service is available in Seville, with high-speed passenger rail service to Madrid.  Seville offers an international airport with connections throughout Europe within 30 minutes of the site.  Port Facilities are available in Huelva approximately 80km to the southwest.  Seville (Sevilla, pop. 700,000), a major Spanish city, is located approximately 20km to the south from the property, with a large and well-educated population.  The village of Gerena (pop. 5,600) is located approximately 4km to the northwest of the property.

The topography around the project is characterized by gently rolling hills of arable land.  Elevations at the site range from 15 to 45 meters above sea level.

The regional climate is Mediterranean or semi-arid with hot, dry summers (May through September) and warm, wet winters.  Prolonged droughts periodically occur.  Mining operations will be possible year-round.  Wind is generally from the southwest and brings hot and humid air into the area that generates autumn and winter rainstorms, and intense spring storms.  Summer maximum temperatures average about 30ºC, with the maximum occasionally reaching 40 ºC in July and August.  Winter maximum temperatures average about 15ºC and the minimum temperature may drop to as low as –5 ºC in December and January.  Mean annual rainfall is about 550mm and ranges from about 300 to 1,000mm.  The heaviest one-day rainfall on record was 100mm.

The site is characterized as having a moderate seismic activity.  A seismic potential of a magnitude 5.4 (Richter Scale) event with a recurrence interval of 250 years has been defined for the Seville area by the Instituto Geografic Nacional and the Center Internacional de Sismologia.

The power supply during construction will be provided through connections to the 15kV overhead lines that end at the sites of the Render Sur factory and the Seroncillo farm, with additional capacity from a 400V diesel generator with a 1MW capacity.  During operation, the electrical power will be supplied through a new 220kV branch line with a length of approximately 4.2km, to be constructed for the Las Cruces project.  On the Las Cruces project site a switchyard and a 40MVA transformer will distribute the electric power to the different project locations.

The plant will require 60L/s of process water, 10% of which can be water supplied from contact water (water that has been exposed to sulfide minerals) and the remainder of which must be supplied from elsewhere.  The remaining required process water will be pumped 18.6km from the San Jerónimo sewage treatment plant, located to the northwest of Seville.  The process water will be pumped through a pipeline to the primary supply pond in the west of the Las Cruces project area.  Water from sewage treatment plant will not be available during the dry season; therefore, the primary supply pond will require sufficient storage capacity (approximately 1.3Mm3) to store water during the five-month dry season.

Potable water will come from a well drilled into the Posadas-Niebla aquifer.  CLC has received authorization from the government authority to use this source.  Plans are to drill a 150m deep well.

The Project is located approximately 20km from Seville and surrounded by four smaller communities.  As the area is host to surrounding established and developing mine sites, skilled mining personnel are available for employment.  According to Inmet, the Project has total of 87 employees and 1,658 contractors.  (www.inmet-mining.com)

History

The Las Cruces deposit was original discovered in 1994, by Riomin Exploraciones, S.A. (Riomin), a wholly owned subsidiary of Rio Tinto.  The discovery was the result of the drilling on a gravimetric survey anomaly.  Rio Tinto drilled the deposit between 1994 and 1999 and prepared a feasibility study in 1998.

In 1999, MK Resources (formerly known as MK Gold Company) acquired a 100% interest in the project from Rio Tinto and established Cobre Las Cruces S.A. (“CLC”) as the local Spanish subsidiary company.  Leucadia National Corporation, a diversified investment and holding company, had a 72% share in MK Resources.  In 2001, Bechtel, an international engineering and construction company, completed an independent feasibility study for the Las Cruces project.  The Bechtel feasibility study incorporated results of an environmental impact study completed by FRASA Ingenieros Consultores, a team of national and international environmental engineering experts based in Madrid.

The Mining Concession was granted August 6, 2003, following CLC’s 2001 publication of an Environmental Impact Study and the subsequent May 9, 2002 issuance of a Declaration of Environmental Impact.

In November 2003, DMT-Montan Consulting (DMT-MC) prepared a new independent feasibility study based upon Outokumpu technology, followed by the Feasibility Study Addendum I in May 2004.  The DMT-MC feasibility study incorporates the requirements from the Declaration of Environmental Impact, the mining concession, and various water permits into the development plan for the Las Cruces project.  The DMT-MC feasibility study and addendum has been reviewed by PAH, an independent mine engineering consulting company.  In its audit report, PAH stated that it did not identify any deficiencies that would preclude the Las Cruces project from meeting the designated production and cost objectives presented in the DMT-MC feasibility study.

On May 3, 2005, Inmet announced that it had entered into an agreement with MK Resources and its majority shareholder, Leucadia National Corporation, to acquire a 70% interest in the Las Cruces Project.  Closing of the transaction was subject to the terms and conditions set out in the agreement.

In August 2005, Inmet completed the acquisition of a 70% interest in Las Cruces LLC.

Geological Setting

Regional and Local Geology:  The Las Cruces deposit occurs near the eastern end of the Iberian Pyrite Belt, a 250km long and 40km wide geologic belt that extends eastward from southern Portugal into southern Spain.  The belt is host to more than 100 mineral deposits, some of which were exploited for metals as long ago as pre-Roman times.  Mineralization at Las Cruces, as in most other Iberian Pyrite Belt deposits, consists of syngenetic massive sulfides containing polymetallic mineralization.  The massive sulfide is hosted by late Devonian to early Carboniferous Period volcanic and sedimentary rocks, deposited in a submarine setting within a narrow and relatively shallow intra-continental sea, characterized by bimodal volcanism and sedimentation.

Subsequent tectonism during the Hercynian Orogeny of the late Paleozoic Era resulted in the general uplift of the region, with variable deformation and faulting.  This was followed by weathering and erosion of the overlying host rocks during an indeterminate period between the Hercynian Orogeny and the Miocene Epoch.  Late in the period of erosion and weathering, the upper part of the original massive sulfide deposit was exposed.  Near surface oxidation of the sulfide minerals to an iron-oxide gossan occurred, along with the downward transport of copper leached from the oxidized gossan zone.  The transported copper was precipitated and replaced unoxidized primary massive sulfide at depth, forming a secondary enrichment of the sulfide deposit.  Relatively immobile gold and silver metals remained in the oxidized gossan, with local enrichments.

Subsequent transgression by a shallow sea in the middle Tertiary Period (Miocene Epoch) interrupted the weathering and oxidation process on the deposit.  Submarine deposition buried the deposit under 100 to 150m of sandstone and calcareous mudstone (marl).  Subsequent marine regression in Pliocene times again resulted in the subaerial exposure and erosion of the region.  The current surface of the project area is on the calcareous mudstone sequence, with the Las Cruces deposit buried at depth below this sequence.

The Miocene age sandstone unit that occurs at the base of the younger sedimentary sequence overlying the paleoerosion surface is an important regional aquifer (Niebla-Posada Aquifer).  This aquifer consists of a basal conglomerate overlain by semi-consolidated sandstone and averages approximately 5m thick over the deposit area.

Project Geology:  The Las Cruces massive sulfide is located within a host sequence of volcanic and sedimentary rocks, with a shale unit generally present as a 10 to 20m wide envelope around the massive sulfides.  Mineralization occurs in one massive sulfide horizon that has a general strike to the east and a dip to the north at about a 35º angle, with a gradual change to the west to a northwesterly dip 30º.  The overall dimensions of the massive sulfide deposit are 1,000m along strike, 500m or more down dip (still not completely drill delineated), and up to 100m thick (averages 30 to 40m).  To the west, the massive sulfide mineralization thickens and is then truncated by a roughly north-south trending fault; with attempts to locate the offset mineralization not having been successful so far.  Along strike to the northeast, the deposit is not completely drill delineated, however the grade of the mineralization is relatively low.  Due to supergene enrichment processes in pre-Miocene time, secondary sulfide mineralization formed a generally horizontal zone in the up-dip part of the primary massive sulfide.

Exploration

The Las Cruces deposit was discovered in 1994 by Riomin Exploraciones, S.A. (Riomin), a wholly owned subsidiary of Rio Tinto.  The discovery was the result of drilling on a gravimetric survey anomaly.  Rio Tinto drilled the deposit between 1994 and 1999.  A total of 277 core holes, for 82,352m, were drilled by Rio Tinto for exploration and deposit definition purposes and were included in the drillhole database for resource estimation (CR series of drillholes).  Another 106 holes, for 24,279m, were drilled for geotechnical, hydrogeological and metallurgical purposes.

More recently in late 2004/early 2005, CLC conducted an additional infill drilling program with the objective of providing more detailed information for short-term mine planning and this data will also serve to validate the resource model.  At the time of this report, the results were not complete and a comprehensive review will be conducted in the future when all the results are available.

Mineralization

The Las Cruces deposit occurs near the eastern end of the Iberian Pyrite Belt, a 250km long and 40km wide geologic belt that extends eastward from southern Portugal into southern Spain.  The belt is host to more than 100 mineral deposits, some of which were exploited for metals as long ago as pre-Roman times.  Mineralization at Las Cruces, as in most other Iberian Pyrite Belt deposits, consists of syngenetic massive sulfides containing polymetallic mineralization.  The massive sulfide is hosted by late Devonian to Early Carboniferous Period volcanic and sedimentary rocks, deposited in a submarine setting within a narrow and relatively shallow intracontinental sea, characterized by bimodal volcanism and sedimentation.

Volcanogenic massive sulfides are deposited as submarine hot spring exhalative metal sediment accumulations, typically in tectonic areas of active submarine volcanism, including rift spreading centers and island arc subduction zones.  In these geologic environments the volcanic rocks may be interlayered to a variable degree with contemporaneous volcanic sediments.  Massive sulfide bodies are deposited as metallic sulfide sediments, with a variable component of volcanic sediment and silica, in conformable layers blanketing the area surrounding the exhalative center.  Massive sulfide layers consist predominantly of pyrite and/or pyrrhotite, with variable base metal sulfides commonly including chalcopyrite, sphalerite, and galena.  Subsequent tectonism may result in variable uplift, folding, and/or faulting of the original massive sulfide deposit.

The Las Cruces massive sulfide was subjected to post-depositional tectonism during the Hercynian Orogeny of the late Paleozoic Era resulting in the general uplift of the region, with variable deformation and faulting.  This was followed by weathering and erosion of the overlying host rocks during an indeterminate period between the Hercynian Orogeny and the Miocene Epoch.  Late in the period of erosion and weathering, the upper part of the original massive sulfide deposit was exposed.  Near surface oxidation of the sulfide minerals to an iron-oxide gossan occurred, along with the downward transport of copper leached from the oxidized gossan zone.  The transported copper was precipitated and replaced unoxidized primary massive sulfide at depth, forming a secondary enrichment of the sulfide deposit.  Relatively immobile gold and silver metals remained in the oxidized gossan, with local enrichments.

The massive sulfide body and copper enriched zones were subsequently buried under 100 to 150m of Miocene age sediments.

Drilling

Drilling of the CR holes by all companies consisted of rotary tricone drilling through the marl and sandstone overlying the deposit, followed by core drilling in the underlying host rock sequence.  Core drilling was generally conducted to obtain larger diameter core for analysis, metallurgical purposes, and for reference.  Core samples were taken at nominal 1m lengths (+50%) based on geological or mineralogical sampling breaks.  The core was logged for geologic and mineralogic information and the percent core recovery recorded.

Drilling of the secondary sulfides consisted of 88% PQ size core (85mm core diameter), 9% HQ size core (64mm core diameter), and 3% NQ size core (48mm core diameter).  Average copper grade for the three core sizes shows that the larger PQ core samples average about 15% higher in copper than the smaller HQ sized core and that the HQ sized core averages about 65% higher in copper than the smaller NQ sized core.  Because of the increasing core surface area/core volume with decreasing core size, this provided evidence of the preferential loss of copper minerals from the core surface.

Subsequent to feasibility resource modeling and reserve estimation work, additional infill drilling was conducted by CLC from late 2004 to early 2005, with the objective of providing more detailed information for short-term mine planning.  At the time of this report, the results were not complete.

Eighteen reverse circulation holes (311mm diameter) were drilled in 1998 as twins of original PQ sized core holes as checks on the sampling and to provide material for metallurgical testwork.  The reverse circulation sample results compared poorly on a sample-by-sample basis with the original core hole grades and were generally lower grade.  On average, the reverse circulation samples were 43% lower in grade than the adjacent core hole (4.46% Cu compared to 6.41% Cu in the core holes).  It is believed by CLC that the differences are attributable to short-range lateral variations in grade and also that significant amounts of fine-grained chalcocite were lost during the reverse circulation drilling and as a result the grades are not representative.  These holes have not been included in the drillhole database for resource estimation and so these holes are not considered further in the resource modeling and estimation process.

A summary of the interpretation of the drilling results was not expressed by SRK, due to the lack of access to specific Project data.

Sampling and Analysis

Core drilling was generally conducted to obtain larger diameter core for analysis, metallurgical purposes, and for reference.  Core samples were taken at nominal 1m lengths (+50%) based on geological or mineralogical sampling breaks.  The core was logged for geologic and mineralogic information and the percent core recovery recorded.  The core (PQ sized core for the majority of samples) was sawed into quarters, with one quarter used for the chemical analysis, while one quarter was stored in the core box for reference.  The remaining material was stored in a commercial freezer in Seville to minimize sample oxidation, for use in subsequent metallurgical testing.

Drilling of the secondary sulfides consisted of 88% PQ size core (85mm core diameter), 9% HQ size core (64mm core diameter), and 3% NQ size core (48mm core diameter).  Average copper grade for the three core sizes shows that the larger PQ core samples average about 15% higher in copper than the smaller HQ sized core and that the HQ sized core averages about 65% higher in copper than the smaller NQ sized core.  Because of the increasing core surface area/core volume with decreasing core size, this provides evidence of the preferential loss of copper minerals from the core surface.

Core recovery from the main mineralized lenses (HCH, HCL, and HC4) ranges from 0 to 100%, with an average of about 80%.  With the application of an 80% core recovery cut-off, the average recovery was raised to about 93%.  Geologic observation during the logging of the Las Cruces core provides good evidence of the variable loss of core material due to the abrasion and erosion of friable and sooty, chalcocite-bearing mineralization.  The apparent preferential loss of this material during drilling and sampling has tended to decrease the relative content of copper minerals, with a proportionally less decrease in the relative content of the other associated minerals, including pyrite, quartz, sphalerite, and/or galena.  As a result of this, the copper grade in the actual analyzed sample of the recovered core tends to be less than in the copper grade in the original in-place location.  For an independent opinion, CLC contracted Dr. Stephen Henley of IMC (UK) to evaluate the issue and he came to a similar conclusion.  IMC, however, concluded in the 2001 feasibility study that higher-grade copper occurs preferentially in more competent rocks, whereby chalcocite acts as cement holding fragments together and improving recovery.  Previously, Rio Tinto in their 1998 feasibility study, came to a similar conclusion to that of CLC and DMT in the current feasibility.

PAH found that the majority of the geologic and statistical data provide evidence for the preferential loss of chalcocite, although reduction in copper grade is not a uniform systematic statistical relationship, but is somewhat irregular due to chalcocite distribution both as more durable masses and elsewhere as friable aggregates.  It appears that both high core recovery and low core recovery zones have been subject to variable chalcocite loss.  As such, core recovery itself may provide a good general indication that original in-place copper grades are higher than reported, but are not an absolute indication on a sample-by-sample basis that the original in-place copper grade was higher.  The effect of the preferential loss of chalcocite tended to increase the difference between original in-place copper grade and the actual assayed copper grade at progressively lower core recoveries.  This is significant in terms of generating a reasonable resource model, resulting in the question of what sample core recoveries result in reliable enough copper grades (see subsequent discussion in resource modeling subsection).

SRK was unable to complete a detailed review of the sampling method and approach due to the lack of access to specific Project data.

Security of Samples

Reasonable and customary procedures were employed for the security of the samples.  Samples were maintained under the control of the site geologists, shipping agents, and the analytical laboratory.

Routine quality control procedures were used by the Anamet Laboratory throughout the analytical program, including the use of standard samples, duplicate checks on coarse reject materials, and duplicate checks on pulverized material.  Check assays were conducted by OMAC for copper, lead, zinc, silver, and gold.  The analytical procedure used a two-acid solution (HCl and nitric) for copper, lead, and zinc, which was not as strong of an acid.  For silver, an aqua-regia digestion was used.  For gold a 30g pulp was used.  All other analytical procedures were the same as Anamet Laboratory.  Two reference standard samples consisted of a high grade and low-grade material from Las Cruces and were included in the sample submissions to Anamet Laboratories.  The data from the quality control checks did not indicate any significant bias or quality control issues.

SRK was unable to complete a detailed review of sample preparation, analyses and security due to the lack of access to specific Project data.

Mineral Resource and Mineral Reserve Estimates

The Las Cruces Report noted that subsequent to feasibility resource modeling and reserve estimation work, additional infill drilling was conducted by CLC from late 2004 to early 2005, with the objective of providing more detailed information for short-term mine planning.  At the time of the report, however, the results were not complete and a comprehensive review will be conducted in the future when all the results are available.  Otherwise, the sample data analysis and resource modeling results presented in this report do not reflect this new information.

DMT-MC created a revised resource model for the Las Cruces deposit in 2003, largely to incorporate changes in what data was included or excluded as a result of sample recovery issues.  The modeling approach otherwise was very similar to the previous 2000 model created by IMC.  The resource model was set up to reasonably cover the deposit area using Maptek’s Vulcan Software package.  Block size was set up to be 10 x 10m in plan and a 5m bench height, which locally was subcelled to 5 x 5m in plan and a 2.5 bench height.

The Las Cruces Report concurred with CLC plan to drill about 40 to 50 more drillholes over the life of the mine, in order to better define local grade variability prior to actual mining.  All future drilling should be conducted using large diameter drillholes (PQ – 3.345in or 85mm in diameter), with specialized core recovery mechanisms (such as triple tube core barrel), and careful drilling practices.

From late 2004 and extending into April 2005, CLC drilled an additional 14 holes (CR285 – CR298) into the western high-grade area of the deposit.  This area, around the western statistical cross, will be the first part of the deposit to be mined.  Feasibility Study modeling entirely excluded eight holes and partially excluded nine holes in this area.  At the time of this report, the results for five of the new holes were available for evaluation, with the remainder still outstanding.  Interim reports on the incomplete data was reviewed by Inmet, although the data itself was not made available.  The Las Cruces Report assumed that the new holes were drilled in a similar manner as the previous holes

The interim drilling reports indicated that the infill drillholes, which presumably had reasonably good core recovery, intercepted generally similar mineralization as the DMT-MC Feasibility Study model had estimated.  A structural complication, however, was identified that consisted of a high angle-fault trending north-south through the western part of the deposit.  The main impact of this fault was the introduction of a thin wedge of low-grade shale in place of originally modeled high-grade HCH secondary enriched mineralization.  Preliminary evaluation by CLC in March 2005, indicated that although this is significant locally, on a global basis the resource was negatively impacted by only around 1% of total contained copper metal.  The Las Cruces Report concurred that the global affect of this structure is very small and not a serious issue to the project.

Likely, other areas of the deposit may similarly be affected by local structural complications, however, PAH would expect that these would have local significance for short term mine planning, but would not have a serious impact on global resources.  PAH anticipated that all of the results will be available over the next couple of months, but from the preliminary data to date has not identified any serious issues.

Additional exploration potential exists for the Las Cruces deposit in the secondary sulfide zone, the primary sulfide zone (at depth), and the gossan zone (enriched precious metals overlying the secondary mineralization).  In the secondary sulfide zone, potential exists for some upgrade to the copper grade based on the conclusions that copper tended to be preferentially lost during the drilling and sampling.  Gold, silver, and minor base metal content also occurs in the mineralization, but will not be recovered through the planned processing methods.  In addition to the copper grade of 7.0% copper (up to 39.4% Cu), the secondary sulfide also contains grades averaging about 0.2% zinc (up to 36.9% Zn), 0.6% lead (up to 40.0% Pb), 0.5gpt gold (up to 62.9gpt Au), and 26gpt silver (up to 1,472gpt Ag), based on averages for the drillhole data.

Reserve Development: The reserves for Las Cruces are a subset of the mineral resource described earlier, that are contained within an engineered mine plan.  Several development options were considered, including underground methods; however, surface methods resulted in the best overall recovery at the lowest cost/t.

Inmet has since modified the mine plan to include some underground mining.

Mine Design:  The Las Cruces project is planned to be a moderate-sized open pit mining operation using conventional truck and shovel operations.  CLC plans to use a mining contractor to mine ore and waste, and will employ a technical group to supervise the mine contractor.  After the first year of production ramp-up, the mine is expected to produce up to a relatively steady annual production of 66,000t of copper cathode, even during years of below-average feed grade, using on-site stockpiles from earlier, higher production years.  Based on this processing capacity and the current reserves, the total life of the mine will be approximately 15 years.

Mine development will require a pre-production phase of 18 months for pre-stripping to expose sufficient ore to assure steady ore production.  The open pit mining method will utilize drilling and blasting, loading with hydraulic excavators, and transport by trucks.  The overall pit slope angle will be 28° in the upper and lower tertiary marl and sandstone, and 45° in the Paleozoic bedrock.

Within the upper parts of the overburden, the marl will be mined without drilling and blasting.  Trucks will haul the ore to the primary crusher located near the processing plant and will haul the rock waste to a surface storage facility where it will be covered by the marl overburden.  Approximately 43Mt of overburden will be mined during the development phase.  In the later years of the project, partial backfilling of the pit with marl will occur.

The waste material handled in the course of the mining operations will be: (1), tertiary marl and sandstone; and (2) mine rock consisting of Paleozoic shale and volcanics.  There will be four main dumps for waste: North, West, South and an in-pit backfill dump.

While the Las Cruces Project offers no unusual challenges from the mining perspective, there are some attributes of the property that influence some of the design decisions:

•

The overburden layer, consisting primarily of marls, presents an unusually thick overburden for an open pit copper operation of this size;

•

A good portion of the overburden is considered to be free-digging (i.e. does not require drilling and blasting);

•

The average ore grades, at 6.6% copper, are unusually high; and

•

The total ore involved, at 16Mt, is relatively low.

The open pit mineable reserves, pit designs, and production schedule were developed by IMC of Tucson, Arizona.  Equipment selection, labor staffing, and capital and operating costs were prepared for the open pit mine by DMT-Montan Consulting (DMT-MC) of Essen, Germany, based on the design work compiled by IMC.  The mining plans include a 1.5 year pre-production plan and a 15-year life.  The operation will commence backfilling the pit around the 9th year of production and will continue until mine-out, followed by two years of partial backfill.  Present plans call for the remainder of the pit to be used as a dump for sterile fill.

Mining Operations

The Las Cruces deposit possesses several attributes that dictate the mining method employed.  The ore body lies about 150m below relatively flat-lying terrain.  The upper 140m of the overburden is comprised of marls (relatively weak calcareous silts and clays), followed by a sandstone unit with substantial water.  The ore deposit itself is comprised of high-grade secondary chalcocite copper mineralization.

The feasibility study is based upon open pit mining methods.  The operation will be a typical truck and shovel operation, with drilling and blasting expected in the lower levels of the mine.  The upper levels of the marl are expected to be free-digging (i.e. no blasting is required), an assumption that has been examined in detail both by equipment manufacturers and the independent engineer.  The operating cost estimates assume that the upper 75% of the marl will be free-digging.

Successful development of the mine will require a substantial dewatering plan.  Dewatering must be managed carefully at Las Cruces, as water is a precious commodity in southern Spain.

Mine Production Schedule: Las Cruces mining will begin with an 18-month pre-stripping program that should produce a nominal amount of ore for startup in the final months.  Ore production will commence at the beginning of year 1 of operations and will continue for almost 15 years.  The mining plan is somewhat unique in that later-phase waste stripping will be dumped at the west side of the pit, thus shortening the haulage distance and simplifying the reclamation process at the same time.

The mining production schedule is developed from a series of seven phases, designed such that ore will be exposed beneath the thick overburden without requiring excessive stripped inventories.  The geometry of the deposit is sufficiently well known that ore exposure is not likely to be a problem.

The production schedule is somewhat unusual, in that the feed tonnage to the mill is not the driving factor in the schedule.  For Las Cruces, the electro-winning section will be the primary constraint, limiting total production to 66,000t of cathode per year.  A secondary limitation is the crushing and grinding section at 1.3Mt of ore per year.  Within these limitations, the mine may produce more tonnage at lower grades, or fewer tonnes at a higher grade.

Markets:  The Las Cruces project would produce approximately 72,000t of LME Grade A electrowon copper cathode annually over a projected mine life of 15 years.  The cathode production would be suitable for all copper fabricators, including those that produce sheets, strip, tube, rod, wire, castings and forgings.  Equally important, after a registration process, the copper cathode would be deliverable to terminal markets against copper futures contracts and be attractive to merchants.

Spain does not mine enough copper to be self sufficient in refined production and relies heavily on the import of copper concentrate.  By smelting imported concentrates, Spain is able to achieve a balance between production and consumption of refined copper.  However, Europe is in a deficit and offers a ready market for any cathode CLC would not sell in Spain.

The largest end-use markets for refined copper are: heat exchange applications, plumbing, and electrical power generation and delivery.  World demand for these products and services has increased, thus increasing demand for refined copper.  World production and consumption of refined copper has shown an upward trend during the last five years.  Table 17.4.1 shows historic production and consumption.

The profitability of the project will be dependent in part upon the market price of copper.  Factors influencing the market copper price include: international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production, availability and costs of metal substitutes, metal stock levels maintained by producers, and others and inventory carrying costs.

IRC Royalty Economics

Inmet estimates that initial capital costs will total €380 million with interest, reclamation, bonding and other financing costs adding another €46 million.  Sustaining capital over the life of the mine is estimated to be €24 million.  The estimated cash operating costs of €0.39/lb of copper place Las Cruces in the bottom quartile of world producers. (Inmet AIF, March 2007).

Because IRC holds a royalty interest, its economics depend on the volume of copper produced and the price of copper.  Royalty revenues were calculated based on annual production of 72,000t or 158.7Mlbs of cathode copper at copper prices of $1.50, $2.00, $2.50 and $3.00/lb.  Deductions were assumed to total $0.10/lb for freight and sales expenses.  Annual revenues range from $3.3 million at $1.50/lb to $6.9 million at $3.00/lb.  Totals over the projected 15 year mine life range from $46 million at $1.50/lb to $96 million at $3.00/lb.

Changes in production levels will result in proportional changes in royalty revenues.

The following table presents the royalty revenue based on LoM production of 996,000t or 2.2Blbs of cathode copper.  The average annual output is 72,000t or 158.7Mlbs and the deductions in the royalty calculation total $0.10/lb.

			Revenue (US$millions)
Year	Ore Production (kt)	Cathode Production (Mlb)	$1.50/lb	$2.00/lb	$2.50/lb	$3.00/lb
2008	18	39.7	0.8	1.1	1.4	1.7
2009	72	158.7	3.3	4.5	5.7	6.9
2010	72	158.7	3.3	4.5	5.7	6.9
2011	72	158.7	3.3	4.5	5.7	6.9
2012	72	158.7	3.3	4.5	5.7	6.9
2013	72	158.7	3.3	4.5	5.7	6.9
2014	72	158.7	3.3	4.5	5.7	6.9
2015	72	158.7	3.3	4.5	5.7	6.9
2016	72	158.7	3.3	4.5	5.7	6.9
2017	72	158.7	3.3	4.5	5.7	6.9
2018	72	158.7	3.3	4.5	5.7	6.9
2019	72	158.7	3.3	4.5	5.7	6.9
2020	72	158.7	3.3	4.5	5.7	6.9
2021	72	158.7	3.3	4.5	5.7	6.9
2022	42	92.6	1.9	2.6	3.3	4.0
Total	996	2,196	46.1	62.6	79.0	95.5
NPV8%			25.8	35.0	44.2	53.4

Avebury / Melba Flats Royalty Interest

In December 2007, the Company agreed to acquire a 2.0% NSR royalty on the Avebury sulphide nickel project on the west coast of Tasmania, Australia (expected to close in April 2008).  This project was developed by Allegiance Mining NL (“Allegiance”).  Zinifex Australia Limited (“Zinifex”) acquired a controlling interest in Allegiance at the close of business on March 17, 2008 and plans to begin production from this underground mine in the second quarter of 2008.  Proven reserves are 1.84 million tonnes at 0.92% nickel and probable reserves are 4.0 million tonnes at 0.98% nickel at a cut-off grade of 0.7% for a total of 123.0 million pounds contained.  Total listed resources as of January 2008 are 14.0 million tonnes at 1.04% nickel containing 319.7 million pounds at a 0.7% nickel cut-off.

Current planned annual output is 900,000 tonnes of ore producing 18.7 million pounds of nickel in concentrates through June 2016.  The project is expected to expand production and extend its life as resources continue to increase. Allegiance, and now Zinifex, has an agreement with Jinchuan Nickel Group, China’s largest nickel company, for the sale of nickel concentrates. At $10/lb nickel, the royalty is expected to generate approximately $2.6 million per year in revenues and at $15/lb, the royalty is expected to generate approximately $3.9 million.

IRC also will have a 2.0% NSR royalty on Zinifex’s exploration stage Melba Flats project, located 24 km north east of Avebury.  The known nickel-copper-platinum resource at Melba Flats has been the focus of delineation drilling in 2008.  The short term objective is to identify shallow resources for treatment at the Avebury mill.  The longer term objective is to search deeper for larger resources.

Legacy

On February 22, 2007, the Company announced that it had entered into an agreement to acquire a royalty on the Legacy sand project (“Legacy”) in Nance County, Nebraska for $12.0 million in cash. The Legacy royalty was styled as a production payment in its primary term, changing to a percentage of sales basis after 12 years. Legacy is a new operation which will produce a range of high-quality industrial sand products.  The bulk of the initial output for this project will be supplied to the energy service sector as high-value proppant or “frac” sands used for oil and natural gas well stimulation.

The project began production in the second quarter of 2007, but has experienced problems in reaching targeted output levels.  Reasons for the delay center on unforeseen technical issues related to the plant design and equipment.  Resolution of these technical issues was been stalled by on-going disputes between the former owners of Legacy.  To resolve the dispute, the partners have sold all of their interests in Legacy to a privately-held purchaser (the “Buyer”). Under the terms of the sale, the Buyer will become the Manager of a new limited liability company, Preferred Rocks of Genoa Holding Company, LLC (“Genoa”), formed to finance, own and operate the Legacy project.  A detailed plan has been formed to address existing technical issues and at the same time double the Legacy plant production capacity to 1,000,000 short tons per year of frac and other sand products.

To facilitate the sale and new investment, the Company has restructured its interest in Legacy, originally a fixed royalty of $4.75 per ton on the first 500,000 short tons produced annually for a period of 12 years and a 2% gross royalty thereafter, as well as a security interest in the sand lease.  Accordingly, on December 24, 2007, the Company and the Buyer completed the following restructuring of its interest in Legacy:

•

IRC received the following:

o

$6.0 million in cash,

o

a membership interest in Genoa paying a 10% preferred return on a deemed $8.0 million investment, including return of all capital before distribution of any cash to the Manager, and

o

a residual net profits interest of 5.25% in the restructured Legacy project.

•

Any cash received on the deemed investment will be paid only to the extent of excess available funds.

•

The Company will not be required to contribute any additional capital to Genoa, such as for construction cost overruns, and will experience no dilution of its net profits interest.

Other Royalty Interests

Western Australia Royalty

The WAu royalty is a 1.5% NSR royalty and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by five operators; Mercator, Saracen, St Barbara, Terrain and GICPL. With the exception of GICPL, each of these operators is publicly traded on either the Australian Stock Exchange or the London Alternative Investment Market.

The first producing operator, St Barbara, reported that gold production during the year ending December 31, 2007 was approximately 163,000 ounces with revenues of $115.4 million (AU$131.6 million) at an average gold price of $709 per ounce (AU$809 per ounce) from its Southern Cross-Marvel Loch operation.  During 2007, IRC received royalty revenues from the Southern Cross operation of $1.7 million, twice as much as in 2006.  This increase was due to an increase in the amount of gold produced in conjunction with the receipt of higher gold prices.  At current gold prices, these revenues should continue to grow as the existing mines maintain their production levels and are augmented by new forecasted production from Meekatharra, Gwalia Deeps, Tower Hill and other operations.

In February 2007, St Barbara announced the approval of the development and mining of Gwalia Deeps, to begin during the second half of 2008 at an initial rate of 100,000 ounces per annum and building up to 200,000 ounces in 2009/2010.  The Gwalia Deeps project hosts a 1.4 million tonne per annum plant.  In addition, St Barbara is working toward adding to this production base from the Tarmoola project, which has a 3.5 million tonne per annum plant.

In the Meekatharra district, Mercator began production on its Surprise ore body in September 2007 with the first gold pour occurring in October 2007.  At full capacity, this mine is capable of producing at a rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where IRC owns a 0.045% NSR royalty and is expected to expand into the Paddy’s Flat area in 2009, where IRC owns a 1.5% NSR royalty.  Mercator is also exploring other target areas within the Meekatharra district in and around historic underground and open pit operations, along similar lines to St. Barbara’s approach.  Mercator currently reports resources for more than ten deposits on its grounds.

Saracen continues to advance the Definitive Feasibility Study on its South Laverton gold project.  Terrain is conducting similar studies on the Bundarra prject which includes the IRC royalty-bearing Celtic and Wonder projects.

A brief description of the properties subject to the WAu Royalty is provided in the table below.

Western Australia Gold Royalties
Property	Location	Royalty	Operator	Status	Commodity
Celtic, Wonder	Australia	1.5% NSR	Terrain	Feasibility	Au
Chesterfield	Australia	1.5% NSR	GICPL	Exploration	Au
Gwalia, Gwalia Deeps	Australia	1.5% NSR	St Barbara	Development	Au
Leonora Exploration	Australia	1.5% NSR	St Barbara	Exploration	Au
Meekathara – Yaloginda	Australia	0.45% NSR	Mercator	Production	Au
Meekathara – Other	Australia	1.5% NSR	Mercator	Development	Au
South Laverton	Australia	1.5% NSR	Saracen	Feasibility	Au
South Laverton - Exploration	Australia	1.5% NSR	Saracen	Exploration	Au
Southern Cross	Australia	1.5% NSR	St Barbara	Production	Au
Southern Cross - Exploration	Australia	1.5% NSR	St Barbara	Exploration	Au
Tarmoola	Australia	1.5% NSR	St Barbara	Feasibility	Au

Williams Royalty

The following information relating to the Williams gold mine (the “Williams Mine”) was taken from information publicly disclosed by Teck Cominco Limited (“Teck Cominco”) including Teck Cominco’s 2007 annual information form dated March 3, 2008.  Teck Cominco has not reviewed this annual information form and takes no responsibility nor assumes any liability for the statements included herein.  No express or implied representation or warranty has been made by Teck Cominco that the contents of this annual information form are verified, accurate, suitably qualified, reasonable or free from errors, omissions or other defects.

The Company owns a 0.25% NSR royalty (the “Williams Royalty”) on the Williams Mine in the Township of Bomby, District of Thunder Bay, Ontario, Canada, approximately 35 kilometers east of the town of Marathon.  The Williams Mine is currently owned and operated equally by Teck Cominco and Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation, and is subject to a total 2.25% NSR royalty.  The Williams Mine has been operating since the fall of 1985.

The Williams Mine is comprised of 11 patented claims and six leased claims covering approximately 270 hectares.  These claims include: TB 32051, TB 32052, TB 32053, TB 32054, TB 32154, TB 32155, TB 32055, TB 32156, TB 32157, TB 32158, and TB 32159.

The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo Mining District and operates throughout the year.  The mine operates under certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities, and all necessary permits and certificates that are material to the operation are in place.

The mine is primarily an underground operation with some open-pit mining.  The underground mine is accessed by a 1,300 meter production shaft and mining is carried out by long hole stoping with paste backfill.

The Williams Mine and the David Bell mine share milling, processing and tailings facilities.  Crushed ore is conveyed from the mine head frame to a coarse ore bin.  The coarse ore is then conveyed to a two-stage semi-autogenous ball mill run in conjunction with a ball mill.  After grinding, the pulp is thickened prior to pre-aeration and leaching for gold extraction by carbon-in-pulp processes.  The carbon is then stripped of its gold content and the gold is recovered by electrowinning.  Approximately 20% of the gold is recovered by a gravity circuit.  The recovered gold is smelted into doré on site and shipped to an outside refinery for processing into bullion.

The Williams mill was initially commissioned at a processing rate of approximately 3,000 tonnes per day and capacity was expanded to 6,000 tonnes per day in late 1988.  The Williams mill presently operates at the rate of approximately 10,000 tonnes per day.  based on currently defined reserves and resources, the mine is expected to produce for approximately four more years.

Power for the operation is taken from the Ontario Hydro grid.  Water requirements are sourced from Cedar Creek.  Personnel from the Williams Mine live in nearby areas, with the majority living in Marathon, Ontario.

Belahouro

The Belahouro royalty applies to Goldbelt Resources Ltd. (“Goldbelt”) Inata project in Burkina Faso.  In 2007, Wega Mining ASA acquired Goldbelt.  Belahouro is a development-stage project with Measured Resources of 2.5 million tonnes grading 2.3 grams per tonne for 380,000 contained ounces of gold, Indicated Resources of 19.8 million tonnes grading 1/6 grams of gold per tonne.  This is an open pit mine with a projected production rate of 135,000 ounces per year over a seven year period.  The mine is expected to achieve full production in 2009.  The Company has a 2.5% NSR royalty interest on the property.

Pinson Royalty

On January 10, 2005, the Company acquired a 3.0% royalty interest on the Pinson gold property in Nevada, United States for cash consideration of $500,000.  In June 2006, the Company acquired an additional royalty interest in the Pinson property for $300,000 with royalty rates varying from 0.13% to 3.55%.  On December 13, 2007, the Company acquired an additional royalty interest in the Pinson property for approximately $3.3 million with royalty rates varying from 0.28% to 2.79% NSR.  The acquisition in 2007 brings the Company’s total royalty to an effective 0.8% up to 4.1% NSR.

This development stage project was operated by Atna Resources Ltd. (“Atna”) with Barrick holding the right to back into 70% of the project.  Barrick elected to exercise this right in February of 2006 and must spend $30 million on the project prior to April 6, 2009.  The latest reported Measured and Indicated Resource estimates were 2.3 million tonnes grading 14.5 grams per tonne for 1.1 million contained ounces of gold.

Diamond Royalties

On February 22, 2005, the Company acquired from parties represented by the Hunter Exploration Group (the “Hunter Group”) one half of their interests in gross overriding royalties in respect of diamonds (the “Diamond Royalties”) on approximately 20 million acres (8.3 million hectares) of prospective diamond exploration lands in Nunavut Territory in the eastern Arctic region of Canada.

The Rio Tinto acquisition on December 21, 2007 added 4 more diamond royalties to the Company’s portfolio, Afridi Lake, Hood River and Monument in the Northwest Territories, Canada and Merlin Orbit (expected to close in April 2008) in the Northern Territories, Australia.

These properties were actively explored during 2007 with more than $20.9 million spent on sampling, geochemical and geophysical surveys, and drilling by the project operators.  Forty-nine new kimberlite pipes and dikes were discovered or acquired during the year, raising the total number to 110.  Many of these deposits are diamondiferous, and additional work is planned to advance these projects toward a production decision.

A brief description (including the name of the property subject to each royalty) of the diamond royalties is provided below.

Diamond Royalties
Property	Location	Royalty	Operators
Afridi Lake	Northwest Territories, Canada	1.5% NSR	Shear Minerals Ltd.
Aviat One	Melville Peninsula NU, Canada	1.0% GOR	Stornoway Diamond Corp.
Aviat Two	Melville Peninsula, NU, Canada	1.0% GOR	Stornoway Diamond,
Barrow Lake and North Kellet River	Boothia Peninsula, NU, Canada	1.0% GOR	Indicator Minerals Inc., Hunter Exploration
Boothia Peninsula	Boothia Peninsula, NU, Canada	1.0% GOR	Indicator Minerals Inc.
Churchill	Churchill District, NU, Canada	1.0% GOR	Shear Minerals Ltd.
Churchill West	Churchill District, NU, Canada	1.0% GOR	Shear Minerals Ltd.
Dirty Shovel	Melville, NU, Canada	1.0% GOR	Stornaway Diamond Corp.
Fury, Sarcpa and Gem	Melville Regional NU, Canada	1.0% GOR	Stornaway Diamond Corp.
Hayes River	Boothia Peninsula, NU, Canada	1.0% GOR	Indicator Minerals Inc.
Hood River	Northwest Territories, Canada	1.0% GOR	Tahera Diamond Corp
Jewel	Coronation Gulf, NU, Canada	1.0% GOR	Stornaway Diamond Corp.
Jubilee	Coronation Gulf, NU, Canada	1.0% GOR	Stornaway Diamond Corp.
Melville	Melville, NU, Canada	1.0% GOR	Stornaway Diamond Corp.
Merlin Orbit (1)	Northern Territories, Australia	1.0% GOR	North Australian Diamonds Ltd
Monument	Northwest Territories, Canada	1.0% GOR	New Nadina Explorations Ltd
Quilliq	NU, Canada	2.0% GOR	International Samuel Exploration Corp.

(1) Expected to close in April 2008.

None of the Diamond Royalties are subject to pre-emptive or claw-back rights with the exception of Dirty Shovel, which is subject to a pre-emptive right.  The following royalties are subject to buy-back rights for the benefit of the operator of the property: Fury, Scarpa and Gem, Jewel and Melville.

Other royalties

A brief description (including the name of the property subject to each royalty) of the Company’s other royalties is provided below.

Property	Location	Royalty	Operator	Status	Commodity
Alto Dorado	Peru	2.50% NSR	Candente Resource Corp.	Exploration	Au, Cu, Ag
Ambrosia Lake	New Mexico, U.S.	2.0% GOR	BHP Billiton	Exploration	U
Apex	Utah, U.S.	3.0% NSR	Teck Cominco Ltd./Pennaroya Utah	Exploration	Ga, Ge
Archean Diamond	Newfoundland, Canada	3.0% GOR	CVRD	Exploration	Diamonds
Bell Creek (1)	Queensland, Australia	Au$1.00/$2.00 per tonne	Metallica Minerals Ltd.	Feasibility	Ni
Berg	British Columbia, Canada	1.0% NSR	Terrane Metals Corp	Exploration	Cu, Mo, Ag
Caber	Quebec, Canada	1.0% NSR	Metco Resources Inc.	Feasibility	Zn, Cu, Au, Ag
Dottie	Nevada, U.S.	3.0% NSR	Minefinders Corp. Ltd.	Exploration	Au
Fedorova (Pana – 1)	Russia	0.75% - 1.0% NSR	Barrick Gold	Feasibility	PGM, Ni, Cu, Au, Ag
Fedorova (Pana – 2)	Russia	0.5% NSR	Barrick Gold	Feasibility	PGM, Ni, Cu, Au, Ag
Fedorova (Pana – 2)	Russia	1.25% - 1.50% NSR	Barrick Gold	Feasibility	PGM, Ni, Cu, Au, Ag
Gold Hill/MACE	Nevada, U.S.	0.27% NSR	Round Mountain Gold Co.	Feasibility	Au
Gutsy	Nevada, U.S.	3.0% NSR	Minefinders Corp. Ltd.	Exploration	Au, Ag
Hasbrouck Mountain	Nevada, U.S.	1.5% NSR	Allied Nevada Gold Corporation	Exploration	Au
High Lake	Nunavut, Canada	1.5% NSR	Zinifex Limited	Feasibility	Zn, Pb, Ag, Au, Cu
Horizon Coal	British Columbia, Canada	0.50% FOB	Western Canadian Coal Corp.	Feasibility	Coal
Hushamu / Expo	British Columbia, Canada	10.0% NPI	Western Copper Corp.	Feasibility	Cu, Au
Island Mountain (Poorman Creek)	Nevada, U.S.	2.0% NSR	Gateway Gold	Exploration	Au
Kubi Village	Ghana	3.0% NPI	PMI Gold Corp.	Feasibility	Au
Lagerquist	Montana, U.S.	2.61% WI	Newfield Exploration Inc.	Production	Oil
Lazy Edward Bay	Saskatchewan, Canada	2.5% NSR	Denison Mines Corp	Exploration	U
Mara Rosa	Goias, Brazil	1.0% NSR	Amarillo Gold	Exploration	Au
Oro Blanco	Arizona, U.S.	3.0% NSR	Minefinders Corp. Ltd.	Exploration	Au, Ag
Pederson	Montana, U.S.	0.53% WI	Newfield Exploration Inc.	Production	Oil
Qimmiq - 1	Nunavut, Canada	1.0%-3.0% NSR	Commander Resources	Exploration	Au
Qimmiq - 2	Nunavut, Canada	2.0% NSR	Commander Resources	Exploration	Au
Qimmiq - 3	Nunavut, Canada	1.0% GOR	Commander Resources	Exploration	Au
Railroad	New Brunswick, Canada	3.0% NSR	Eastmain Resources	Exploration	Zn, Pb, Ag
Schaft Creek	British Columbia, Canada	3.5% NPI	Copper Fox Metals Inc.	Feasibility	Cu, Mo, Au
Scheelite Dome	Yukon, Canada	2.0% NSR	Copper Ridge Explorations Inc.	Exploration	Au
Soledad Mountain	Califonia, U.S.	3.0% NSR	Golden Queen Mining Co. Ltd.	Feasibility	Au, Ag
Tambor	Guatemala	4.0% NSR	Radius Gold Inc.	Exploration	Diamonds
Trenton Canyon (Section 18) – 1	Nevada, U.S.	3.0% NSR	Newmont Mining Corp.	Exploration	Au
Trenton Canyon (Section 18) - 2	Nevada, U.S.	10.0% NPI	Newmont Mining Corp.	Exploration	Non-Metalics

Property	Location	Royalty	Operator	Status	Commodity
Tropico	Sinaloa, Mexico	2.25% NSR	Skeena Resources Ltd.	Exploration	PGM
Trozza	Tunisia	2.5% NSR	Albidon Ltd.	Exploration	Zn
Ulu	Nunavut, Canada	5.0% NSR	Zinifex Limited	Feasibility	Au
Uncle Sam	Alaska, U.S.	2.0% NSR	Geoinformatics Exploration Inc	Exploration	Au
Westmoreland (1)	Queensland, Australia	1.0% NSR	Laramide Resources Ltd.	Feasibility	U
Wheeler 7U-1	Colorado, U.S.	0.0002% WI	Chevron U.S.A. Inc.	Producer	Gas, Oil
Windfall	Nevada, U.S.	3.20% NSR	Staccato Gold Resources Ltd	Exploration	Au, Ag
Woodruff Creek	Nevada, U.S.	1.0% NSR	U.S. Gold Corporation	Exploration	Au
Yellowknife Lithium	Northwest Territories, Canada	2.0% NPI	Erex International Ltd	Exploration	Li, U

(1) Expected to close in April, 2008.

Certain of the royalties (Fedorova-1, Fedorova-2, Fedorova-3, Qimmiq-1, Qimmiq-2 and Qimmiq-3) are subject to pre-emptive rights for the benefit of the operators.  BHP Billiton has also retained the right to claw-back the royalty in respect of the Trozza property.  Pursuant to the terms of the definitive agreement with BHP Billiton, the Company will be paid compensation equal to twice the purchase price allocated to the particular royalty if the claw-back occurs within five years after the closing date of the purchase of the royalties of February 22, 2005 (or three times such price if the claw-back is exercised more than five years after the closing date of the purchase of the royalties).

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  This discussion should be read in conjunction with material contained in other sections of this annual information form.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  During 2007 and 2006, revenue from the Voisey’s Bay Royalty represented 95 and 94 percent, respectively, of its total revenues, demonstrating the fact that it is very material to the Company’s ability to generate sufficient revenue to maintain profitable operations.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay property does not perform as expected.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Speculative Nature of Mineral Exploration and Mining

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained at all or on terms acceptable to the operator.  Although the Company intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Recoverability of Resources and Reserves

The figures provided in connection with Reserves and Resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the Reserves and Resources.  Future production could differ from Reserve and Resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a Reserve or Resource ;

(c)

the grade of the Reserves or Resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the Reserves or Resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the Reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..

Government Regulation

The properties on which the Company holds royalty interests are located in multiple legal jurisdictions and political systems.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and may adversely affect its business.

Reliance on Management

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of the Company are of key importance.  The Company has obtained “key man” insurance for its Chairman and Chief Executive Officer.

Limited Access to Data Regarding Operation of Mines

As a royalty holder, the Company neither serves as the mine’s operator nor does the Company have any input into how the operations are conducted.  As such, the Company has varying access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the value of the royalty interest or enhance the royalty’s performance.  It is difficult or impossible for the Company to ensure that the properties are operated in its best interest.  As well, most of the information regarding mining operations provided by the Company in this annual information form was taken from publicly available documents and the Company is unable to verify the accuracy of such information.

The Company’s royalty payments may be calculated by the royalty payers in a manner different from the Company’s projections.  The Company may or may not have rights of audit with respect to such royalty interests.

Limited History of Operations

The Company has a limited history of performance and earnings.

Permits and Licenses

The mine operations may require licenses and permits from various governmental authorities.  There can be no assurance that the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Uncertainty of Exploration Results

Exploration for minerals, precious gems and energy resources is a speculative venture necessarily involving substantial risk.  There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or precious gems on lands where the Company holds royalties.

Competition

The mining industry, and more specifically, the royalty business, is intensely competitive and the Company must compete in all aspects of its operations.  There are a number of established mining and royalty companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive royalties on terms it considers to be acceptable.

Future Funding Requirements

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities.  The Company may require new capital to grow its business and there are no assurances that capital will be available when needed, if at all.  It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company’s shareholders.

Dividend Policy

Payment of dividends on the Common Shares is within the discretion of the Company’s board of directors.  Future dividends will be dependent upon the Company’s future earnings, its acquisition capital requirements, financial state, and other relevant factors.  There can be no assurance that the Company will be able to maintain its current dividend payment.

Royalties Subject to Other Rights

Some royalties may be subject to (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, (ii) pre-emptive rights pursuant to which the operator has the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty to the Company, or (iii) claw back rights pursuant to which the seller of a royalty to the Company has the right to re-acquire the royalty.

Potential Litigation

Potential litigation may arise on a property on which the Company has a royalty (for example litigation between joint venture partners or original property owners).  As a royalty holder, the Company will not generally have any influence on the litigation nor will it generally have access to data.

Land Claims

Claims by aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of the Company’s royalty interests.

Contractual Interest Only

Royalties may be contractual rather than an interest in land and as such, in the case of receivership or bankruptcy, royalty holders will be treated like any other unsecured creditor.

Foreign Operations

Foreign operations may be subject to certain limitations including exchange controls, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement and other similar risks.

Change in Conditions

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down.

Limited Disclosure of Information

Some royalties, including the Voisey’s Bay Royalty, may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect to certain royalties.

Registration

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder.  Accordingly, the royalty holder may be subject to risk from third parties.

DIVIDEND POLICY

On February 22, 2007, the Company’s Board of Directors declared the Company’s first dividend of $0.015 per share, payable to shareholders of record on March 9, 2007 and approximately $1.013 million was paid on March 26, 2007.  IRC’s Board adopted a policy of paying semi-annual dividends at this rate for a total annual dividend payment of $0.03 per share per year.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares of which 78,480,356 Common Shares are outstanding as of March 27, 2008.

There are no special rights or restrictions of any nature attached to the Common Shares.  All Common Shares rank equally as to dividends, voting powers and participation in assets or liquidation.  Each Common Share carries the right to one vote at all meetings of shareholders of the Company.

Senior Secured Debentures

On February 22, 2005, the Company issued 60 senior secured debentures (the “Debentures”), with a principal amount of CA$500,000 each, pursuant to a trust indenture among the Company, Archean and CIBC Mellon Trust Company (the “Debenture Indenture”).  Each Debenture matures on the February 28, 2011 and bears interest at the rate of 5.5% per annum, payable semi-annually, on February 28 and August 31.  The holders of Debentures have the benefit of certain covenants of the Company and of Archean which, among other things and subject to certain exceptions, restrict the ability of the Company and Archean to incur and to permit or authorize Holdco or LNRLP to incur certain additional indebtedness, create liens on certain assets and dispose of certain assets.  Archean has guaranteed the payment of principal and interest on the Debentures and the performance by the Company of its other payment obligations under the Debenture Indenture.  The obligations of the Company under the Debenture Indenture are secured by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty and the obligations of Archean under the guarantee are secured by a general security agreement over all of the assets of Archean.

MARKET FOR SECURITIES

The Company’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IRC and on the American Stock Exchange (“AMEX”) under the symbol ROY.  The majority of trading of the Company’s shares is on the AMEX.  The following table sets forth the price range and trading volume of Common Shares as reported by the TSX during 2007.

2007	High (CA$)	Low (CA$)	Trading Volume

January	5.98	5.16	1,707,260
February	6.10	5.28	3,759,544
March	6.90	5.61	2,925,600
April	8.12	6.70	3,743,700
May	9.15	7.18	3,358,200
June	8.25	6.20	3,327,000
July	7.86	6.76	1,642,900
August	7.54	5.31	2,297,200
September	7.11	5.90	1,607,900
October	7.00	5.90	2,674,100
November	5.50	5.17	2,768,800
December	5.55	4.58	2,787,700

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets forth the name, province or state and country of residence and position held with the Company and principal occupation of each director and executive officer of the Company.  As of December 31, 2007, the Company had nine directors.  Effective January 31, 2008, George Young resigned his employment and stepped down from the Board of Directors.  The Company is currently investigating potential replacements for Mr. Young.  Pursuant to the SPA with Christopher Verbiski, Mr. Verbiski may nominate two directors for election to the board of directors of the Company.  Mr. Daly and Mr. Seviour are the two directors nominated by Mr. Verbiski.

Name, Province / State and Country of Residence	Position with the Company	Director Since	Principal Occupation
DOUGLAS B. SILVER(4) Colorado, USA	Director, Chairman and Chief Executive Officer	2003	Chairman and Chief Executive Officer of the Company
RAY W. JENNER(4) Colorado, USA	Chief Financial Officer and Secretary	N/A	Chief Financial Officer and Secretary of the Company
JAMES A. LYDIC Colorado, USA	Vice President, Business Development	N/A	Vice President, Business Development of the Company
DAVID R. HAMMOND Colorado, USA	Vice President, Strategic Planning	N/A	Vice President, Strategic Planning of the Company
DOUGLAS J. HURST (5) British Columbia, Canada	Director	2003	Chairman, Selkirk Power Corporation
ROBERT W. SCHAFER(1) (2)(3) Utah, USA	Director	2003	Vice President, Business Development of Hunter Dickinson, Inc. (a mineral company)

Name, Province / State and Country of Residence	Position with the Company	Director Since	Principal Occupation
GORDON J. FRETWELL(3) British Columbia, Canada	Director	2003	Securities lawyer at Gordon J. Fretwell Law Corporation (a law corporation)
RENE G. CARRIER(1) (2) (3) British Columbia, Canada	Lead Director	2003	President of Euro American Capital Corporation (a consulting company)
CHRISTOPHER DALY(1) (2) Newfoundland, Canada	Director	2004	Chief Financial Officer of Coordinates Capital Corporation (a venture capital company)
COLM ST. ROCH SEVIOUR(1) (3) Newfoundland, Canada	Director	2005	Senior mining partner of the law firm of Stewart McKelvey Stirling Scales
EDWARD L. MERCALDO (1) California, USA	Director	2005	Financial consultant and private investor since 1996

(1) Independent director.

(2) Member of the audit committee.

(3) Member of the compensation committee.

(4) Member of the executive committee.

(5) Mr. Hurst was President of the Company until his resignation in August 2006.

The directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,561,001 Common Shares, representing 4.5% of the Common Shares outstanding.

Each director’s term of office will expire at the next annual meeting of shareholders of the Company or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Company or he becomes disqualified to act as a director of the Company.

Additional biographical information regarding the directors and executive officers of the Company for the past five years is provided as follows:

Douglas B. Silver, Director, Chairman and Chief Executive Officer.  Mr. Silver has a Bachelor of Arts from the University of Vermont and a Masters of Science in Economic Geology from the University of Arizona and is a certified general appraiser.  Mr. Silver has 27 years of experience as an active professional in the mineral industries, having served in a variety of capacities, including exploration geologist, business development specialist, mineral economist, corporate advisor and director of investor relations. Mr. Silver has acknowledged expertise in international mineral appraisals, management consulting and strategic planning research and has served as a strategic advisor to small and large mining companies. Prior to and during the past 15 years Mr. Silver has provided management and mineral economic consulting services through his company Balfour Holdings Inc.

Ray W. Jenner, Chief Financial Officer and Secretary of the Company since April 2005.  From 2001 to 2004, Mr. Jenner was Vice President Finance & Chief Financial Officer of Lextron, Inc. a national distributor of animal health products.  Prior thereto, he was a senior officer of public mining companies, including Vice President and Treasurer of Echo Bay Mines Ltd. and Chief Financial Officer of Nord Resources Corporation and Nord Pacific Limited.  Mr. Jenner is a Chartered Accountant.

James A. Lydic, Vice President Business Development.  Mr. Lydic has a Bachelor of Arts in geology from Colgate University and a Masters in Business Administration from the University of Denver.  He has over 35 years of managerial, staff, and consulting experience in natural resources in exploration geology, acquisitions, financial analysis, economic evaluation, and strategic planning.  Mr. Lydic has held positions with Kinder Morgan Inc, KN Energy, Anaconda Minerals Co, Cities Service Minerals, and Bethlehem Steel Corp.

David R. Hammond, Vice President, Strategic Planning.  Dr. Hammond has a Bachelor of Science and a Masters of Science in geological engineering, a Masters in Business Administration with finance specialization and a Ph.D. in Mineral Economics, the latter from the Colorado School of Mines.  He has over 30 years experience in the natural resource industries, with responsibilities in exploration, engineering, financial analysis and planning, commodity market research and business development.  He has held staff and management positions with major mining and energy companies such as Atlantic Richfield Corporation, The Anaconda Company, Royal Dutch Petroleum Company and Ladd Petroleum Corporation.  Since 1991 he has provided mineral economics consulting services to the international mining industry, focusing on mineral asset valuation and appraisal, mining feasibility studies, due diligence investigations, risk analysis, and commodity market research.  From 1997 to 2000 he provided such services as a member of PricewaterhouseCoopers’ Global Energy & Mining Group.  Dr. Hammond is also an adjunct lecturer in corporate finance at the University of Denver’s Daniels College of Business.

Douglas J. Hurst, Director.   Mr. Hurst has a Bachelor of Science in Geology from McMaster University.  Mr. Hurst has over 20 years of experience in the mining industry having acted as contract geologist, but primarily as a mining analyst since 1987.  He worked with McDermid St. Lawrence and Sprott Securities Inc. between 1987 and 1995 and started to consult as a mining analyst through his company, D.S. Hurst Inc.  His duties focused on mining stock exchange market related assignments such as assisting companies and dealers with due diligence, research and corporate finance duties, as well as corporate advice to the mining industry.  From July 2003 to August 2006, Mr. Hurst was President of the Company.  Mr. Hurst is currently Chairman of Selkirk Power Corporation.

Robert W. Schafer, Director.  Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world’s largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. From 2002 to 2004 Mr. Schafer was president and chief executive officer of Coniagas Resources Ltd.  Since 2005, Mr Schafer has held the position of Vice President, Business Development of Hunter Dickinson, Inc.

Gordon J. Fretwell, Director.  Mr. Fretwell holds a Bachelor of Commerce and Bachelor of Laws from the University of British Columbia. Mr. Fretwell has been practicing law for over 20 years and over the last approximately 15 years has concentrated in the area of corporate and securities law with an emphasis on the mining sector.  Mr. Fretwell is currently practicing law at Gordon J. Fretwell Law Corporation.

Rene G. Carrier, Lead Director.  Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.  Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.

Christopher Daly, Director.  Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant.  Mr. Daly was chief financial officer of Archean for nine years until his resignation from that position in February 2005.  He is currently chief financial officer of Coordinates Capital Corporation, a venture capital company.

Colm St. Roch Seviour, Director.   Mr. Seviour holds a Bachelor of Arts and a Bachelor of Laws, the latter from Osgoode Hall Law School.  He is a senior mining law partner and a member of the Natural Resources and Environmental Law Practice groups of the St. John's office of the Atlantic Provinces firm, Stewart McKelvey Stirling Scales.  He has lived and worked in Newfoundland and Labrador since 1964.  Mr. Seviour was called to the bar in 1983 and became a partner in his firm in 1988.  He has practiced extensively in the field of natural resources law, including mining law, since 1984.  Mr. Seviour is past Chair of the Natural Resources and Energy Law Section, and of the Environmental Law Section of the Newfoundland and Labrador Branch of the Canadian Bar Association. Mr. Seviour is listed in the Mining Law section of the International Who's Who of Business Lawyers.

Edward L. Mercaldo, Director.  Mr. Mercaldo is a financial consultant and private investor.  Following his successful career as an international commercial and investment banker for several leading companies including the Wachovia Bank, Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities, Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc.  Following the purchase of Diamond Fields by Inco in August 1996, Mr. Mercaldo continued as a Director of Inco until September 2000.  He is currently a Director of Norwood Resources Inc., a Canadian company exploring for oil and gas in Nicaragua, and Quest Capital Corporation, a Vancouver based merchant bank.

Penalties or Sanctions

Other than as described below, none of the Company’s directors, officers or any shareholder holding a sufficient number of securities of the Company to affect materially the Company have:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

A director of the Company, Douglas J. Hurst, joined the board of directors of International Wayside Gold Mines Ltd. when it was subject to a halt trade order which was in place for longer than 30 days.  Trading in the shares was halted on May 11, 2000, Mr. Hurst joined the board of directors on June 6, 2000 and the halt trade order was lifted on June 30, 2000.

Potential Conflicts of Interest

In the opinion of management of the Company, there are no existing or potential conflicts of interest among the Company or a subsidiary of the Company and any directors or officers of the Company or a subsidiary of the Company, except as disclosed elsewhere in this annual information form.  Various officers or directors may be involved in other transactions within the mining industry and may develop other interests outside the Company.

The Company has entered into non-competition or non-disclosure agreements with its directors, officers and certain consultants.

PROMOTER

The Company or its subsidiaries have not had a person or company act as a promoter within the three years immediately preceding the date of this annual information form other than Douglas B. Silver.  Mr. Silver owns 861,000 Common Shares, which represents 1.1% of the outstanding Common Shares.

LEGAL PROCEEDINGS

The Company is not involved in any legal proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, any other insider of the Company or any associate or affiliate of any of such individuals or companies has any interest in any material transactions in which the Company has participated or in which the Company intends to participate at this time, save and except as disclosed in this annual information form.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Particulars of Material Contracts

The following are the material contracts entered into by the Company, including certain contracts entered into in the ordinary course of business within the last financial year, or before the last financial year if that material contract is still in effect:

1.

the share purchase agreement dated February 18, 2005 between Albert Chislett and the Company referred to under “Description of the Business - Archean and the Voisey’s Bay Royalty Interest”;

2.

the share purchase agreement dated February 18, 2005 between Christopher Verbiski and the Company referred to under “Description of the Business - Archean and the Voisey’s Bay Royalty Interest”;

3.

the trust indenture made as of February 22, 2005 among the Company and Archean Resources Ltd. and CIBC Mellon Trust Company referred to under “General Development of the Business - Initial Public Offering and Unit Offering”

4.

the Deed of Assignment dated May 1, 2006 between Resource Capital Corporation and the Company referred to under “General Development of the Business – Acquisition of Western Australia Royalty Interest”;

5.

the Transfer of Rights To Part of The Stock Sale Price Between Jimena Ugarte Abrego and International Royalty Corporation referred to under “General Development of the Business – Acquisition of Royalty on Pascua Gold Deposit”;

6.

the Transfer of Rights Between Jaime Ugarte Abrego and International Royalty Corporation referred to under “General Development of the Business – Acquisition of Royalty on Pascua Gold Deposit”;

7.

the Transfer of Rights To Part of The Stock Sale Price Between Jimena Ugarte Abrego and International Royalty Corporation referred to under “General Development of the Business – Acquisition of Royalty on Pascua Gold Deposit”;

8.

the Transfer of Rights for Collection of Additional Royalty Between Jaime Ugarte Abrego and International Royalty Corporation referred to under “General Development of the Business – Acquisition of Royalty on Pascua Gold Deposit”;

9.

the credit agreement dated January 8, 2007 between the Bank of Nova Scotia, the Company, Archean and IRC Nevada  referred to under “General Development of the Business – Revolving Credit Facility”;

10.

the agreement to purchase production payment dated March 7, 2007 between Legacy Resources Company LLC and IRC Nevada Inc. referred to under “General Development of the Business – Acquisition of Legacy Sand Royalty Interest”;

11.

the Rio Tinto royalty purchase agreement dated December 21, 2007 between Rio Tinto PLC and the Company referred to under “Description of the Business – 2007 Acquisition of Royalty Interests – Rio Tinto Royalties”.

INTERESTS OF EXPERTS

Gustavson prepared a report dated October 29, 2004, revised on February 1, 2005, and entitled “Independent Technical Report, Voisey’s Bay Project Royalty, Labrador, Canada” (the “Qualifying Report”).  William J. Crowl, the author of the Qualifying Report, is a “Qualified Person” for the purposes of NI 43-101.  To the knowledge of the Company, William J. Crowl and the partners and employees of Gustavson as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

The Pascua Report was prepared by SRK, an independent consulting firm, in compliance with the NI 43-101.  The Pascua Report was compiled by Mr. Nick Michael, Mr. Mike Elder and Mrs. Maria Ines Vidal, and was endorsed by Mr. Allan Moran, a Qualified Person under Part 5 of NI 43-101.  To the knowledge of the Company, the partners and employees of SRK as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

The Las Cruces Report was prepared by SRK, an independent consulting firm, in compliance with the NI 43-101.  The Pascua Report was compiled by Ms. Katherine L. Garramone and was endorsed by Dr. Neal Rigby, a Qualified Person under Part 5 of NI 43-101.  To the knowledge of the Company, the partners and employees of SRK as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

Certain technical information within this annual information form has been reviewed by Dr. Neal Rigby of SRK Consulting, who is a qualified person within the meaning of NI 43-101.  To the knowledge of the Company, Dr. Neal Rigby beneficially owns, directly or indirectly, less than one percent of the outstanding Common Shares.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.  PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of International Royalty Corporation has been structured to comply with Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).  All members of the Audit Committee are considered financially literate and independent as those terms are defined in MI 52-110.

The Audit Committee Charter is attached hereto as Appendix A.

Composition of the Audit Committee

The members of the audit committee and their relevant education and experience are as follows:

Rene G. Carrier, Director and Chairman of the Audit Committee.  Mr. Carrier is a former Vice-President of Pacific International Securities Inc. where he had worked for 10 years until 1991. Since that time Mr. Carrier has been President of Euro American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.  Mr. Carrier is an officer and/or director of various public companies involved in the mining sector and is a director of Chartwell Technologies Inc., a software company.  During the audit committee meeting on February 28, 2008, Mr. Carrier stepped down as Chairman of the Audit Committee, however, he remains a member of the audit committee.

Christopher Daly, Director.  Mr. Daly holds a Bachelor of Commerce from Memorial University and holds the professional designation of Certified Management Accountant.  Mr. Daly was chief financial officer of Archean for nine years until his resignation from that position in February 2005.  He is currently chief financial officer of Coordinates Capital Corporation, a venture capital company.  During the audit committee meeting on February 28, 2008, Mr. Daly was appointed Chairman of the Audit Committee.

Robert W. Schafer, Director.  Mr. Schafer has a Bachelor of Science and a Masters of Science in geology from Miami University and a Masters of Science in Mineral Economics from the University of Arizona. Mr. Schafer has acknowledged expertise in mineral exploration, managing and supervising exploration budgets and has more than a decade of senior management experience working with some of the world’s largest base and precious metal companies. From 1992 to 1996 Mr. Schafer was the U.S. Regional Manager for BHP Minerals Internationals Inc. and from 1996 to 2002 Mr. Schafer was vice-president of Kinross Gold Corporation. From 2002 to 2004 Mr. Schafer was president and chief executive officer of Coniagas Resources Ltd.  Since 2005, Mr Schafer has held the position of Vice President, Business Development of Hunter Dickinson, Inc.

Pre-Approval Policies and Procedures

The audit committee has established a policy for the engagement of non-audit services that requires approval by the audit committee in the event that the estimated cost of those services is expected to exceed CA$25,000.

External Auditor Service Fees

The following table sets out the fees billed by our external auditors during 2007 and 2006:

Description of fees	Year ended December 31, 2007 (CA$)	Year ended December 31, 2006 (CA$)

Audit Fees	225,742	93,500
Audit Related Fees – Prospectus, registration statement	235,418	38,000
Taxation Fees	38,785	7,750

ADDITIONAL INFORMATION

Additional information relating to International Royalty Corporation can be found on SEDAR at www.sedar.com.   Additional financial information is provided in the consolidated financial statements of the Company as of December 31, 2007 and 2006, and in Management’s Discussion and Analysis.  Copies of these documents are available upon request form the Corporate Secretary of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its next annual meeting of shareholders that involves the election of directors.

APPENDIX A – AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

INTERNATIONAL ROYALTY CORPORATION

There shall be a committee of the board of directors (the “Board”) of International Royalty Corporation (the “Company”) known as the Audit Committee.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)

the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)

the Company’s accounting and financial reporting requirements;

(c)

the Company’s reporting of financial information to the public;

(d)

the Company’s compliance with law and regulatory requirements;

(e)

the Company’s risks and risk management policies;

(f)

the Company’s system of internal controls and management information systems; and

(g)

such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company's financial statements; the independent auditors' qualifications; and the performance of the Company's independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board as provided for in the By-laws of the Company.  Each member of the Audit Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company.  The Board, following consideration of the recommendation of the Compensation Committee, may fill a vacancy which occurs in the Audit Committee at any time.

Members of the Audit Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)

Independence.  Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)

Financially Literate.  Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee.  For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board.  If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.  The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.  A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

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MEETINGS

The Chairman of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter.  The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law.  The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Audit Committee shall meet separately with the external auditors at every meeting of the Audit Committee at which external auditors are present.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external auditors of the Company and its subsidiaries.  Any member of the Audit Committee may require the external auditors to attend any or every meeting of the Audit Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements.  The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors.

The specific responsibilities of the Audit Committee shall include those listed below.  The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.

Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)

in consultation with the external auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)

review all material transactions and material contracts entered into between (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Management Compensation Committee, or director remuneration approved or recommended by the Compensation Committee, or transactions in the ordinary course of business;

(c)

review and discuss with management and the external auditors: (i) the preparation of Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii)  any matters required to be discussed with the external auditors according to Canadian generally accepted auditing standards; (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)

following completion of the annual audit, review with each of: (i) management; and (ii) the external auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)

resolve disagreements between management and the external auditors regarding financial reporting;

(f)

review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information; and

(g)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures.

2.

External auditors

The Audit Committee shall:

(a)

require the external auditors to report directly to the Audit Committee;

(b)

be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)

approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors.  The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)

review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)

consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f)

request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.

Accounting Systems and Internal Controls

The Audit Committee shall:

(a)

oversee management’s design and implementation of and reporting on internal controls.  The Audit Committee shall also receive and review reports from management and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)

review annually the Company’s Code of Business Conduct and its effectiveness and enforcement.

4.

Legal and Regulatory Requirements

The Audit Committee shall:

(a)

receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)

review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)

prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)

review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)

assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.

Additional Responsibilities

The Audit Committee shall:

(a)

discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b)

establish procedures and policies for the following

(i)

the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)

prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)

report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)

review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.

Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

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